                                  Exhibit 99.1
                                  ------------


Annual Report of Mechanics Savings Bank for the year ended December 31, 1996.

To Our Shareholders:

For Mechanics Savings Bank, 1996 was one of the most significant years in our 135 year history. The successful conversion to a stock savings bank was a major milestone. Our public offering in June was met with great enthusiasm, as evidenced by its oversubscription. The resulting $52.9 million of new capital will enable Mechanics Savings Bank to continue to grow and serve Central Connecticut as a locally managed community bank.

As part of the conversion plan, the bank strengthened its position by completing an accelerated disposition of $18.1 million of troubled loans and owned real estate, as well as aggressively disposing of other problem loans. This effort resulted in the decrease of non performing assets from $21.7 million to $8.5 million. The ratio of non performing assets to total assets was reduced from 3.28% at December 31, 1995 to 1.14% by year end 1996. Non performing assets relating to commercial loans dropped from $19.0 million to $4.4 million, a 76.8% reduction.

In the second half of 1996, after the conversion, Mechanics returned to strong profitability. Net income for the fourth quarter was $2.9 million, or $0.56 per share, which brought the net income for the second half of 1996 to $5.4 million or $1.06 per share. Primarily because of the anticipated losses taken from the disposition of problem assets earlier in the year, net income for all of 1996 was $1.1 million or $0.22 per share. Assets at year end reached $746.7 million, up 12.8% over the December 31, 1995 total of $662.2 million. These 1996 results all contributed to the dramatic improvement of Mechanics' year end capital ratio to 10.20%, up 186% over the 3.57% level as of year end 1995. Mechanics now ranks as one of the best capitalized banks in Connecticut.

Unlike thrifts in other states, for a number of years Connecticut savings banks have had powers similar to those of commercial banks. Taking advantage of this provision, we have developed a high level of business loans and checking accounts along with traditional savings accounts and mortgages. We currently have $550 million maintained in savings and time deposits, $105 million in checking accounts, $360 million in loans to individuals, and $142 million in loans to businesses.

Retail Banking
A key advantage of being a mid sized community bank like ours is the ability to quickly respond to customer needs with top quality service and innovative products. As an organization, we believe in First Class Personal Service as the preferred bank delivery system. While we offer ATMs and other technology based banking services, we have found that most customers still want a convenient facility with an efficient, friendly staff to personally handle their banking transactions. As evidence of this, over two million such banking transactions took place in our 14 offices during 1996, reinforcing our commitment to person to person banking.

First Class Personal Service demands that we listen and respond to our customers. In addition to being one of the few banks that are open both Saturday mornings and late Thursday and Friday evenings, at the request of many customers, we began opening our offices at 8:30 a.m. in 1996. These early hours were met with instant acceptance as thousands of busy customers began taking advantage of this added convenience. Now over 10,000 banking transactions are being conducted each month between 8:30 a.m. and 9:00 a.m. at our 14 offices.

Over the years Mechanics has developed a loyal base of retail customers in Central Connecticut by offering product innovations and enhancements to meet customer needs. Early in 1996 we introduced Blue Ribbon Banking, a specially designed group of financial products and services for preferred customers. Taking into account all deposit balances, this package includes no fee checking; six free transactions per month at other banks' ATMs; free point-of-sale transactions; free checks; free Travelers Cheques; special rates on CDs; and discounts on loans and mortgages. By year end, we had over 1,000 Blue Ribbon Checking Accounts with balances exceeding $4.6 million.

Mechanics' unique Penalty-Free CD continued to be popular as outstanding balances more than doubled to $49 million during 1996. This three month CD guarantees an interest rate for the full term, yet allows customers to withdraw without penalty, a strong advantage over competitors' money market accounts. The Penalty-Free CD received national attention, as an innovative product, with articles in the Wall Street Journal's Smart Money Magazine, The Bank Rate Monitor, and Kiplinger's Personal Finance Magazine.

Last summer we introduced the Forever Prime Equity Line. This line of credit, secured by the equity in residential property, is priced at the prime rate for the entire term of the line. Because home equity lending is very competitive, we marketed the Forever Prime Equity Line with a 0% rate for the first two months on amounts up to $50,000.

Residential Mortgage Lending
In October we introduced our BumpDown Mortgage, a fixed rate mortgage that eliminates refinancing hassles by allowing borrowers to reduce their rate once within the first 36 months. At the customers' request, for a fee of $250, the interest rate is reduced and can never go up again. Now customers have more control and flexibility because they can borrow at Mechanics' current low rate and gain the BumpDown Mortgage advantage. This loan is so new and different that Mechanics has even applied for a patent on this innovative process.

Commercial Banking
Mechanics offers business customers what they want - a local expert who understands their business and their particular banking requirements. In 1996 Mechanics' commercial lending efforts, geared to small and medium sized companies, focused on enhancing current banking relationships and attracting new customers with a consistent history of profitability. We have assembled a team of seven seasoned lenders who promise and deliver competitive terms and a one to one personal relationship with their customers. During 1996, we provided over $30 million of financing for our business customers.

Recognizing that many smaller business loan requests need to be handled expeditiously, we introduced the Priority Business Loan program last fall for amounts under $100,000. This group of products has favorable terms for companies which are able to demonstrate that both the business and the owner of the business have sound credit. By combining these two repayment sources, we are able to streamline the application process and make loan decisions quickly and efficiently.

Our branch system serves several thousand businesses who utilize Mechanics as a depository and to meet their cash, currency and other banking needs. During the year over 700 businesses began banking with us. At year end 1996 the outstanding balances in business checking accounts were over $50 million, more than half of all checking balances.

Mechanics Investment Services
Mechanics Investment Services, our full service brokerage program is available at all offices. Bank customers and the general public can purchase stocks, bonds, mutual funds and money management products, including the increasingly popular wrap fee accounts. Since its inception in 1986, Mechanics Investment Services has invested over one half billion dollars on behalf of our customers and produced revenues of over $13 million for the bank.

Mechanics Investment Services is now in the process of achieving broker/dealer status. This will improve service to our customers, expand product offerings, and increase profitability for the bank. In January of this year, Mechanics Investment Services augmented its product mix by offering fixed and variable annuities. In the past, due to legislative limitations on state chartered banks, we were able to sell only Savings Bank Life Insurance annuity products. Mechanics was consistently the second highest producer of SBLI annuities throughout Connecticut. Now with the ability to offer customers the choice of annuity products from many different companies, we anticipate a significant additional income stream.

Future Plans
Mechanics Savings Bank's plans for the future are clear and unwavering: We will continue to compete by providing high quality service, customer driven banking products, and competitive rates on deposits and loans. This strategy works for us and for thousands of other banks around the country because it is what customers want. Our challenge is to execute this plan better than our competitors.

Leveraging our new capital and providing excellent returns for our shareholders requires significant but prudent growth. Deposits will remain the primary source for funding this growth. Time accounts will still represent the bulk of deposits, supplemented by a determined effort to acquire consumer and business checking accounts as a low cost funding vehicle. On the loan side, residential mortgages will continue to represent the lion's share of our outstandings, but we will aggressively seek new commercial and consumer lending opportunities.

We believe Mechanics Savings Bank is well positioned for strong future growth and profitability. The Connecticut economy is improving. Customers want the quality of service that only a bank like ours can offer. Our directors, officers, and employees are dedicated to providing high level performance for both our customers and our shareholders.

Thank you for your ongoing support of Mechanics Savings Bank.

Sincerely,

/s/ Edgar C. Gerwig
Edgar C. Gerwig
Chairman, President and Chief Executive Officer

Table of Contents

Page 1     Letter to Shareholder

Page 7     Selected Consolidated Financial Data

Page 10    Management's Discussion and Analysis

Page 30    Consolidated Financial Statements

Page 35    Notes to Consolidated Financial Statements

Page 53    Report of Independent Accounts

Page 54    Statement of Management's Responsibility

Page 55    Office Locations

Page 56    Directors & Officers

Selected Consolidated Financial Data
The following tables set forth certain selected consolidated financial and other data of the Bank at or for the dates indicated. This information should be read in conjunction with the Consolidated Financial Statements and notes thereto included elsewhere herein. The consolidated financial data as of and for the years ended December 31, 1992 through 1996 have been derived from the audited Consolidated Financial Statements of the Bank.

                                                              As of or for the years ended December 31,
                                                              -----------------------------------------

(in thousands except per share data)                    1996              1995             1994              1993            1992
                                                        ----              ----             ----              ----            ----
Statement of Operations:
Interest and dividend income                        $ 49,577          $ 47,540         $ 45,371          $ 47,699        $ 52,019
Interest expense                                      23,526            21,942           18,424            21,812          28,531
                                                      ------            ------           ------            ------          ------
Net interest income                                   26,051            25,598           26,947            25,887          23,488
Provision for possible loan losses                     6,400            12,850            8,200            13,800           7,200
Other income:
     Service fees and other                            3,219             2,713            2,822             2,709           2,330
     Investment brokerage services
       commissions                                     1,136             1,455            1,802             2,301           2,463
     Loan servicing and other fees                       724               806            1,155             1,377           1,250
     Net income from investment in
       Real Estate Partnership                           272               504              558                34              19
     Net gains on sales of marketable
       equity securities                                  61               140               17               820           1,514
     Net gains (losses) on sales of
       debt securities                                  (139)              222              170             1,323               -
     Net gains on sales of loans                          43                69            2,830             2,366           1,209

Other expenses:
     Operating expenses (a)                           19,999            20,572           20,365            23,035          21,527
     Operation of foreclosed
        real estate owned                                600             1,167              459               641             736
     Write-down of investment in Real
       Estate Partnership                                  -             6,697                -                 -               -
     Write-downs and net losses on
       sale of foreclosed real
       estate owned                                    3,492             2,261            4,457             4,648             575
     Write-down of real estate
       agency subsidiary                                   -               700                -               399             302
                                                      ------            ------           ------            ------          ------
Income (loss) before income taxes                        876           (12,740)           2,820            (5,706)          1,933
Income tax (benefit) expense (b)                        (266)            1,540           (1,224)             (232)            410
                                                      ------            ------           ------            ------          ------
Net income (loss)                                   $  1,142          $(14,280)        $  4,044          $ (5,474)       $  1,523
                                                    ========          ========         ========          ========        ========

Earnings (loss) and pro forma
     earnings (loss) per share
     before income taxes (o)                        $   0.17          $  (2.46)        $   0.55          $  (1.10)       $   0.37
Earnings (loss) and pro forma
     earnings (loss) per share (o)                  $   0.22          $  (2.76)        $   0.78          $  (1.06)       $   0.29

                                                          As of or for the years ended December 31,
                                                          -----------------------------------------

(dollars in thousands)                  1996              1995              1994             1993              1992
                                        ----              ----              ----             ----              ----
Financial Condition:
Total assets                       $ 746,685         $ 662,201         $ 684,219        $ 717,682         $ 739,401
Loans, net                           494,291           517,789           536,868          574,712           564,762
Allowance for possible loan losses    (7,983)          (11,597)           (7,108)          (7,324)           (6,342)
Securities (c)                       194,863            39,315            51,049           47,280            46,043
Deposits                             655,043           620,802           621,063          662,717           660,220
Borrowings                            11,960            11,000            21,000           16,000            35,000
Capital                            $  74,840         $  23,726         $  37,440        $  34,277         $  39,383

Non-performing loans (d)           $   7,856         $  16,355         $  12,099        $  11,020         $  17,087
Foreclosed real estate owned             679             5,393             7,845           13,798            20,241
Non-performing assets (e)          $   8,535         $  21,748         $  19,944        $  24,818         $  37,328

Performance Ratios:
Return (loss) on average
     total assets (f)                   0.16%            (2.14)%            0.58%           (0.76)%            0.21%
Return (loss) on average
  capital (f)                           2.34            (39.13)            11.73           (13.83)             4.00
Interest rate spread (g)                3.63              4.03              4.20             3.87              3.12
Net interest margin (h)                 4.03              4.24              4.31             3.95              3.56
Efficiency ratio (i)                   63.76             65.29             56.10            62.57             66.70
Efficiency ratio with
     write-downs and OREO
       expenses (j)                    76.80%            99.65%            69.64%           78.02%            71.70%

Asset Quality Data:
Non-performing loans as a % of
     gross loans (d) (k)                1.56%             3.09%             2.23%            1.89%             2.99%
Non-performing assets as a % of
     gross loans and OREO (e)           1.70              4.07              3.62             4.17              6.31
Non-performing assets as a % of
     total assets (e)                   1.14              3.28              2.91             3.46              5.05
Allowance for possible loan losses
     as % of gross loans (k)            1.59              2.19              1.31             1.26              1.11
Allowance for possible loan losses
     as a % of non-performing
     loans (d)                        101.62             70.91             58.75            66.46             37.12
Net charge-offs as a % of
     average gross loans (f)            1.99%             1.54%            1.48%             2.17%             1.43%

Capital Ratios:
Tier 1 leverage capital (l)            10.20%             3.57%            5.46%             4.64%             5.36%
Tier 1 risk-based capital (m)          18.28              5.65             8.06              6.81              7.33
Total risk-based capital (n)           19.54%             6.90%            9.31%             8.06%             8.53%

Other Selected Financial and
  Statistical Data:
Loans originated during period     $  84,255         $ 109,396         $137,483         $ 233,987         $ 224,772
Number of:
     Deposit accounts                 68,212            67,125           66,975            70,669            71,258
     Bank offices                         14                14               14                14                14
     Full-time staff                     192               203              246               246               247

(a) Operating expenses exclude write-downs and operating expenses related to OREO.

(b) In 1994, a tax benefit of $1.50 million was recognized as management determined it was more likely than not that $1.50 million of deferred tax assets would be realized in the future. In 1995, based on then-current operating and asset quality trends, management recorded an additional deferred tax valuation reserve of $1.50 million thereby determining that as of December 31, 1995, it was more likely than not that the deferred tax asset would not be realized. The total net deferred tax asset reserved against was $9.7 million at December 31, 1996. Income tax expense (benefit) for the years 1992-1996 reflect statutory and/or minimum tax rates, both federal and state.

(c) Includes FHLB stock and excludes short-term investments classified as cash equivalents.

(d) Non-performing loans are loans that are contractually past due in excess of 90 days or loans that are not 90 days past due but for which the Bank has decided to stop the accrual of interest based on management's assessment regarding the full collectibility of principal and interest. Troubled debt restructured loans which are performing in accordance with their restructured terms are not included in non-performing loans.

(e) Non-performing assets are the combination of non-performing loans and foreclosed real estate owned.

(f)  Averages based on daily average balances.

(g) Difference between the weighted average yield on loans, investment securities and short-term investments and the weighted average cost of funds.

(h)  Represents net interest income divided by average total earning assets.

(i) Represents operating expenses divided by the sum of net interest income, service fees and other, investment brokerage services commissions, loan servicing and other fees, net income (loss) from investment in Real Estate Partnership, net gains on sales of marketable equity securities, net gains on sales of debt securities and net gains on sales of loans.

(j) Represents operating expenses, operation of foreclosed real estate owned, write-down of investment in Real Estate Partnership, write-downs and net losses on sale of foreclosed real estate owned and write-down of real estate agency subsidiary divided by the sum of net interest income, service fees and other, investment brokerage services commissions, loan servicing and other fees, net income (loss) from investment in Real Estate Partnership, net gains on sales of marketable equity securities, net gains on sales of debt securities and net gains on sales of loans.

(k)  Gross loans excludes loans held-for-sale.

(l) The Tier 1 leverage capital ratio established by the FDIC measures the ratio of Tier 1 capital to average quarterly total assets. Tier 1 capital is generally defined as common stock, additional paid in capital, surplus, retained earnings, adjustments for unrealized gains (losses) on securities classified as available-for-sale and unallocated ESOP shares. Tier 1 capital excludes goodwill and other intangibles.

(m) The Tier 1 risk-based capital ratio established by the FDIC measures the ratio of Tier 1 leverage capital to total "risk-weighted" assets. The Bank's assets and certain off-balance sheet items are assigned to broad risk categories. Basically, the higher percentage of riskier assets an institution has, the more capital it must have to satisfy the risk-based guidelines; the lower the risk, the lower the required capital.

(n) The total risk-based capital ratio established by the FDIC is calculated as described in (m) above but allows the Bank to include Tier II capital in addition to Tier 1 capital. Tier II capital generally consists of the general allowance for possible loan losses. The Bank recorded the full amount of the general allowance for possible loan losses (1.25% of risk based assets) in Tier II capital for the years presented, in accordance with FDIC regulations. Not more than one-half of the capital used to calculate the total risk-based capital ratio may come from Tier II capital.

(o) Earnings (loss) per share is computed based upon the weighted average number of shares of common stock and common stock equivalents (if dilutive) outstanding during the periods presented. Common stock equivalents consist of stock options granted upon the completion of the Conversion on June 25, 1996. For earnings (loss) per share purposes, the common stock and common stock equivalents have been assumed to be outstanding for all periods presented.

Management's Discussion and Analysis of
Financial Condition and Results of Operations


General

The following discussion and analysis of the Bank's financial condition and results of operations should be read in conjunction with the Bank's Consolidated Financial Statements and Notes thereto, which are included elsewhere herein.

The Bank is a state chartered capital stock savings bank which operates 14 banking offices in Hartford County and offers a full range of banking services to individual and corporate customers primarily located in Greater Hartford. The Bank was organized in 1861 and is the largest banking institution headquartered in the City of Hartford. The Bank completed its subscription and community offerings of common stock on June 25, 1996, thereby completing its conversion from a Connecticut-chartered mutual savings bank to a Connecticut-chartered capital stock savings bank. The Bank sold the maximum number of shares offered in the conversion, as adjusted, issuing 5.29 million shares for total gross proceeds of $52.90 million. The Bank's tier one leverage capital ratio increased to 10.20% and its total risk-based capital ratio increased to 19.54% as of December 31, 1996.

The Bank is a community bank with a broad range of products and services. The Bank's lending focus is on making commercial loans to small and medium sized businesses as well as originating residential mortgages and consumer loans. The Bank's results of operations depend primarily on net interest income, which is the difference between the income earned on its loan and securities portfolios, and its cost of funds, consisting of interest paid on its deposits and borrowings. The Bank, on a monthly basis, also sets aside a provision for possible loan losses, which has had a significant impact on its results of operations in recent years. The Bank's results of operations also depend upon the commissions and fees earned from the Bank's investment brokerage program, as well as other banking fees which contribute to non-interest income. The Bank's operating expenses consist principally of employee compensation, occupancy expenses, federal deposit insurance premiums and other general and administrative expenses. The Bank's results of operations are also significantly affected by general economic and competitive conditions, the real estate market, changes in interest rates, government policies and actions of regulatory authorities.

Overview

The Bank reported net income of $1.14 million for the year ended December 31, 1996 compared to a net loss of $14.28 million for the same period in 1995. As stated above, the Bank successfully completed its subscription and community offerings and became a Connecticut-chartered capital stock savings bank. In addition, the Bank completed its previously announced Accelerated Asset Disposition Plan ("ADP") on July 17, 1996 disposing of $18.13 million in problem assets. As part of the ADP, the Bank added $3.60 million in additional loan loss provisions and had additional write-downs of $2.65 million of foreclosed real estate owned during the second quarter.

Non-performing assets decreased $13.21 million or 60.7% from $21.75 million at December 31, 1995 to $8.54 million at December 31, 1996. Commercial non-performing assets decreased $14.54 million or 76.6% from $18.97 million at December 31, 1995 to $4.43 million at December 31, 1996. Non-performing assets as a percentage of total assets were 1.14% at December 31, 1996 as compared to 3.28% at December 31, 1995. Non-performing assets as a percentage of loans and foreclosed real estate owned were 1.70% at December 31, 1996 as compared to 4.07% at December 31, 1995. The allowance for possible loan losses to non-performing loans was 101.62% at December 31, 1996 compared to 70.91% at December 31, 1995.

Financial Condition

Total assets as of December 31, 1996 were $746.68 million representing an increase of $84.48 million or 12.8% from $662.20 million at December 31, 1995. Due mainly to the successful stock conversion, the Bank's capital increased from $23.73 million at December 31, 1995 to $74.84 million at December 31, 1996.

Securities

The securities portfolio consists primarily of U.S. Treasury and Government Agency securities, mortgage-backed securities, common stock and mutual funds. There are no derivative instruments (other than collateralized mortgage obligations guaranteed by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation), structured notes, inverse floating notes or interest or principal only strips in the Bank's securities portfolio.

The following table sets forth the composition of the Bank's investment securities portfolios at the dates indicated.

                                                                                       At December 31,
                                                                        ------------------------------------------
                                                                            1996             1995             1994
                                                                            ----             ----             ----
(in thousands)

Securities held-to-maturity:
U.S. Treasury securities and other U.S. Government agencies             $  5,820         $      -         $ 14,388
Debt securities issued by foreign governments                                  -                -              350
Corporate debt securities                                                      -                -            1,991
Mortgage-backed securities                                                37,398                -                -
                                                                        --------         --------         --------
  Total securities held-to-maturity                                     $ 43,218         $      -         $ 16,729
                                                                        ========         ========         ========

Securities available-for-sale:
U.S. Treasury securities and other U.S. Government agencies              $14,487         $  4,515         $ 13,516
Corporate debt securities                                                      -            2,470                -
Debt securities issued by foreign governments                                350              350                -
Mortgage-backed securities                                               132,196           26,979                -
Marketable equity securities                                                  15              429            4,543
Mutual funds                                                                 308              283           11,972
                                                                        --------         --------         --------
  Total securities available-for-sale                                   $147,356         $ 35,026         $ 30,031
                                                                        ========         ========         ========


FHLB stock                                                              $  4,289         $  4,289         $  4,289
                                                                        ========         ========         ========

Investment securities increased $155.54 million from $35.03 million at December 31, 1995 to $190.57 million at December 31, 1996 due primarily to a $142.62 million increase in the mortgage-backed securities portfolio. Funds available for investment increased mainly from the completion of the stock conversion, an increase in deposits, a decrease in short-term investments and a decrease in the loan portfolio due to payoffs and the ADP.

During 1995, management recognized that the appreciation in market values of certain investment securities presented an economic opportunity to enhance non-interest income and capital. Management took advantage of this opportunity by selling $7.40 million of investment securities from the held-to-maturity portfolio and recognized a gain on the sale of $125,000 on June 30, 1995. This transaction, while not material to the Bank's financial condition or results of operations in 1995, was outside the guidelines prescribed by Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). As such, the Bank was required to reclassify $9.30 million of remaining held-to-maturity securities as available-for-sale and was required to classify all investment purchases subsequent to June 30, 1995 as either available-for-sale or trading, in accordance with guidelines prescribed by SFAS 115. At June 30, 1996, the Bank demonstrated the ability and the intent to hold certain securities to maturity and reclassified a portion of its investment portfolio as held-to-maturity. At December 31, 1996, the Bank held $43.22 million in securities classified as held-to-maturity.

At December 31, 1996, the Bank had a net unrealized gain of $1.08 million included in its $147.36 million available-for-sale securities portfolio and an unrealized gain of $563,000 on its $43.22 million held-to-maturity securities portfolio. Fluctuations in fair market value caused by movements in interest rates and market conditions will not necessarily have a significant effect on future earnings.

The following table sets forth the contractual maturities of investment securities (excluding equity securities and mutual funds) at December 31, 1996, and the weighted average yields of such securities. The weighted average yields are calculated based on the cost and the effective yields to maturity of each security.

                                                                              Carrying Amount
                                 ---------------------------------------------------------------------------------------------------

                                    Less than              After One                  After Five               After
                                    One Year               Through Five Years         Through Ten Years        Ten Years
                                    --------               ------------------         -----------------        ---------
                                               Weighted                Weighted                  Weighted                 Weighted
                                               Average                 Average                   Average                  Average
                                    Amount      Yield      Amount       Yield         Amount      Yield        Amount      Yield
                                    ------      -----      ------       -----         ------      -----        ------      -----
(in thousands)
Securities held-to-maturity:
U.S. Treasury and other
 U.S. Government agencies          $      -      -        $  5,820      6.82%        $      -      -          $      -        -
Mortgage-backed securities                -      -               -      -                   -      -            37,398     6.32%
                                   --------               --------                   --------                 --------
Total securities
  held-to-maturity                 $      -      -        $  5,820      6.82%        $      -      -          $ 37,398     6.32%
Securities available-for-sale:
U.S. Treasury and other
 U.S. Government agencies          $ 11,504      5.47%    $  2,983      5.75%        $      -      -          $      -     -
Debt securities issued by
  foreign governments                     -      -             350      7.93                -      -                 -     -
Mortgage-backed securities                -      -          18,391      6.65           23,127      6.88%        90,678     6.58%
                                   --------               --------                   --------                 --------
Total securities
  available-for-sale               $ 11,504      5.47%    $ 21,724      6.55%        $ 23,127      6.88%      $ 90,678     6.58%
                                   --------               --------                   --------                 --------
Total                              $ 11,504      5.47%    $ 27,544      6.60%        $ 23,127      6.88%      $128,076     6.50%
                                   ========      =====    ========      =====        ========      =====      ========     =====
                                           Totals
                                           -------------------
                                                        Weighted
                                                        Average
                                           Amount        Yield
                                           ------        -----
(in thousands)
Securities held-to-maturity:
U.S. Treasury and other
 U.S. Government agencies                 $  5,820       6.82%
Mortgage-backed securities                  37,398       6.32
                                          --------
Total securities
  held-to-maturity                        $ 43,218       6.39%
Securities available-for-sale:
U.S. Treasury and other
 U.S. Government agencies                 $ 14,487       5.53%
Debt securities issued by
  foreign governments                          350       7.93
Mortgage-backed securities                 132,196       6.64
                                          --------
Total securities
  available-for-sale                      $147,033       6.53%
                                          --------
Total                                     $190,251       6.50%
                                          ========       =====

Loans

The following table details the composition of the loan portfolio as of the periods presented.

                                       December 31,               December 31,               December 31,
(in thousands)                         1996             %         1995             %         1994            %
                                       ----             -         ----             -         ----            -
Real estate mortgages:
   One- to four-family                 $341,371      68.02%       $348,783      65.97%       $355,510     65.40%
   Multi-family                          14,187       2.83          19,803       3.75          23,364      4.30
   Commercial real estate                95,924      19.11         111,836      21.15         118,048     21.72
   Construction and land development      6,173       1.23           4,485       0.85           5,976      1.10
Commercial and industrial                26,072       5.20          26,435       5.00          24,427      4.49
Home equity lines of credit               2,302       0.46           2,237       0.42           3,914      0.72
Other consumer loans                     15,818       3.15          15,135       2.86          12,312      2.27
                                       --------     ------        --------     ------        --------    ------
   Total loans, gross                   501,847     100.00%        528,714     100.00%        543,551    100.00%
Deferred loan origination costs, net        427                        672                        425
Allowance for possible loan losses       (7,983)                   (11,597)                    (7,108)
                                       --------                   --------                   --------
   Total loans, net                    $494,291                   $517,789                   $536,868
                                       ========                   ========                   ========

Gross loans decreased $26.86 million or 5.1% from $528.71 million at December 31, 1995 to $501.85 million at December 31, 1996 due primarily to reductions of $15.91 million of commercial real estate mortgages, $7.41 million of one- to four-family mortgages and $5.62 million of multi-family real estate mortgages. The reductions in commercial and multi-family real estate mortgages were due largely to the ADP. The reductions in one- to four-family mortgages were mainly attributed to amortization, prepayments and lower origination volume. Loans held-for-sale decreased from $1.13 million at December 31, 1995 to $87,000 at December 31, 1996 due primarily to lower volumes of 15 year fixed rate one- to four-family real estate mortgages.

The following table sets forth certain information at December 31, 1996 regarding the dollar amount of loans maturing in the Bank's loan portfolio. Demand loans and loans having no stated schedule of repayments and no stated maturity are reported in the due within one year category.

                                                                                After            After
                                                                                One Year         Five Years
                                                               Within           Through          Through          After
                                             Amount            One Year         Five Years       Ten Years        Ten Years
                                             ------            --------         ----------       ---------        ---------
(in thousands)
Real estate mortgages:
   One- to four-family                      $ 341,371          $  2,540         $  7,595          $ 22,922        $ 308,314
   Multi-family                                14,187             2,043            1,866             4,239            6,039
   Commercial real estate                      95,924             3,655           23,230            52,405           16,634
   Construction and land development            6,173             1,576              446             2,608            1,543
Commercial and industrial                      26,072             8,571            7,532             9,934               35
Home equity lines of credit                     2,302               438              618             1,246                -
Other consumer loans                           15,818             1,809           12,675             1,149              185
                                            ---------          --------         --------          --------        ---------
   Total loans, gross                       $ 501,847          $ 20,632         $ 53,962          $ 94,503        $ 332,750
                                            =========          ========         ========          ========        =========

At December 31, 1996, $139.82 million of the Bank's loans with contractual maturities after December 31, 1997 were fixed rate loans and $341.39 million had adjustable interest rates. The following table sets forth the dollar amount of all loans maturing after December 31, 1997 by fixed or adjustable interest rates.

                                              Fixed                Adjustable
                                              Rates                Rates
                                              -----                -----
(in thousands)
Real estate mortgages:
   One- to four-family                        $100,429             $238,402
   Multi-family                                  5,656                6,488
   Commercial real estate                       12,556               79,713
   Construction and land development             3,752                  845
Commercial and industrial                        3,514               13,987
Home equity lines of credit                          -                1,864
Other consumer loans                            13,917                   92
                                              --------             --------
   Total                                      $139,824             $341,391
                                              ========             ========

The allowance for possible loan losses totaled $7.98 million at December 31, 1996 compared to $11.60 million at December 31, 1995. Provisions for possible loan losses during the year ended December 31, 1996 totaled $6.40 million and net charge-offs totaled $10.01 million. Included in the $6.40 million provision for possible loan losses was $3.60 million attributable to the ADP completed in July 1996. The allowance for possible loan losses as a percentage of non-performing loans increased from 70.91% at December 31, 1995 to 101.62% at December 31, 1996.

The following table sets forth an analysis of the activity in the allowance for possible loan losses at and during the periods indicated.

                                                   At or for the year ended December 31,
                                                   -------------------------------------
(in thousands)                                    1996              1995              1994
                                                  ----              ----              ----
Balance at beginning of period                 $11,597            $7,108            $7,324
Add:
  Provision charged to operations                6,400            12,850             8,200
  Recoveries                                       430               744               448
Less:
  Charge-offs:
  Real estate mortgages:
    One- to four-family                          2,966             1,829               620
    Multi-family                                 1,677             2,083               629
    Commercial real estate                       4,878             4,549             6,751
    Construction and land development               15                 -               283
    Consumer and commercial and industrial         908               644               581
                                                   ---               ---               ---
Total charge-offs                               10,444             9,105             8,864
                                                ------             -----             -----

Balance at end of period                     $   7,983         $  11,597         $   7,108
                                             =========         =========         =========

Net charge-offs                              $  10,014         $   8,361         $   8,416
                                             =========         =========         =========

Total loans, gross                           $ 501,847         $ 528,714         $ 543,551
                                             =========         =========         =========

Net charge-offs to gross loans                   2.00%             1.58%             1.55%

The following table shows the allocation of the allowance for possible loan losses to various types of loans at December 31,:

                                                      % of Loan               % of Loan              % of Loan
                                                      Type to                 Type to                Type to
(in thousands)                                 1996   Total Loans      1995   Total Loans    1994    Total Loans
                                               ----   -----------      ----   -----------    ----    -----------
Real estate mortgages:
   One- to four-family                        $1,724     68.02%       $1,302     65.97%     $1,166      65.40%
   Multi-family                                  592      2.83           806      3.75         511       4.30
   Commercial real estate                      2,935     19.11         2,114     21.15       1,955      21.72
   Construction and land development             239      1.23            90      0.85         134       1.10
Commercial and industrial                        848      5.20         3,397      5.00       1,418       4.49
Home equity lines of credit and
   consumer loans                                395      3.61           366      3.28         288       2.99
Unallocated                                    1,250    n/a            3,522    n/a          1,636     n/a
                                              ------    ---            -----    ---          -----     ---
   Total allowance for possible loan losses   $7,983    100.00%      $11,597    100.00%     $7,108     100.00%
                                              ------    -------      -------    -------     ------     -------

Management considers any allocation of the allowance to be subjective. Therefore, the entire allowance is available to absorb loan losses for any category of loans.

Depending upon the Bank's asset/liability position, the Bank may sell fixed rate one- to four-family real estate mortgages on a servicing-retained basis. At December 31, 1996 and 1995, loans serviced for others totaled $53.59 million and $60.74 million, respectively. Currently, the Bank retains substantially all originated loans for its own portfolio which was the main reason for the decrease in the loans serviced for others.

Adverse market interest rate changes, between the time the customer receives a rate-lock commitment and the time the fully-funded mortgage loan is sold to an investor, can erode the value of that mortgage. Therefore, the Bank enters into forward sales contracts, generally for periods not exceeding ninety days, to mitigate the interest rate risk associated with the origination and sale of mortgage loans. The Bank accepts credit risk in forward sales contracts to the extent of nonperformance by a counterparty, in which case the Bank would be compelled to sell the mortgages to another party at the current market price. The credit exposure of forward sales contracts represents the aggregate value of contracts with a positive fair value. These credit exposures at both December 31, 1996 and December 31, 1995 were not significant. If the Bank did not have sufficient loans to fulfill the contract, it would purchase mortgages from others at the prevailing market rates to satisfy the contracts. The cost of forward sales contracts, and any related gain or loss, are deferred and recognized when the mortgages are sold and were not material in 1996, 1995 and 1994.

Non-Performing Assets

The following table summarizes changes in non-performing assets during the periods presented.

                                                For the years ended December 31,
(in thousands)                               1996             1995              1994
                                             ----             ----              ----
Balance, beginning of year                $21,748          $19,944           $24,818
Loans placed on non-accrual status         20,663           23,578            18,488
Change in accruing loans past due 90
 or more days, net                              -             (144)              143
Payments on non-performing assets          (6,594)          (3,562)           (4,024)
Loans returned to accrual status           (3,887)          (2,834)           (1,799)
Loans charged-off                         (10,014)          (9,105)           (8,864)
Sales of loans and
 foreclosed real estate owned              (9,889)          (3,868)           (4,361)
Write-downs and net losses on sale
 of foreclosed real estate owned           (3,492)          (2,261)           (4,457)
                                          --------         --------          --------
Total reductions                          (33,876)         (21,774)          (23,362)
                                          --------         --------          --------
Balance, end of year                       $8,535          $21,748           $19,944
                                          ========         ========          ========

Percent of total assets                     1.14%            3.28%             2.91%

The following table details the composition of non-performing assets as of the dates presented.



                                                            Accruing Loans         Foreclosed      Total            Troubled
                                            Non-accrual     Past Due 90            Real Estate     Non-Performing   Debt
(in thousands)                              Loans           or More Days           Owned           Assets           Restructurings

December 31, 1996
Real estate mortgages:
     One- to four-family                      $ 3,636                 -             $    653       $   4,289         $    178
     Multi-family                                 187                 -                    -             187            1,259
     Commercial mortgages                       2,103                 -                    -           2,103            3,214
     Construction and land development            895                 -                   26             921                -
Commercial and industrial                         887                 -                    -             887                -
Consumer loans                                    148                 -                    -             148                -
                                              -------        ----------             --------       ---------         --------
     Total                                    $ 7,856        $        -             $    679       $   8,535         $  4,651
                                              =======        ==========             ========       =========         ========


December 31, 1995
Real estate mortgages:
     One- to four-family                      $ 3,304        $        -             $    593       $   3,897         $    340
     Multi-family                                   -                 -                    -               -            3,355
     Commercial mortgages                      11,964                 -                1,748          13,712            8,981
     Construction and land development            622                 -                3,052           3,674            1,017
Commercial and industrial                         431                 -                    -             431              554
Consumer loans                                     34                 -                    -              34                -
                                              -------        ----------             --------       ---------         --------
     Total                                    $16,355        $        -             $  5,393       $  21,748         $ 14,247
                                              =======        ==========             ========       =========         ========


December 31, 1994
Real estate mortgages:
     One- to four-family                      $ 4,194        $      144             $  1,995       $   6,333         $    326
     Multi-family                                   -                 -                    -               -            6,065
     Commercial mortgages                       7,384                 -                2,320           9,704            7,675
     Construction and land development            252                 -                3,530           3,782            1,022
Commercial and industrial                          57                 -                    -              57              800
Consumer loans                                     68                 -                    -              68                -
                                              -------        ----------             --------       ---------         --------
     Total                                    $11,955        $      144             $  7,845       $  19,944         $ 15,888
                                              =======        ==========             ========       =========         ========

The Bank places a loan into non-accrual status when it is 90 days or more past due or based on management's assessment that the full collectibility of principal and interest is uncertain. Non-performing assets as a percentage of total assets decreased from 3.28% at December 31, 1995 to 1.14% at December 31, 1996. Non-performing assets as a percentage of total loans and foreclosed real estate owned decreased from 4.07% at December 31, 1995 to 1.70% at December 31, 1996.

Changes in Connecticut's economy have affected many of the Bank's commercial loan and residential customers. Management recognizes these trends may continue as the Bank continues to be affected by underwriting decisions primarily made prior to 1992. The Bank also maintains lists of adversely classified credits (substandard, doubtful, or loss credits) as defined by the Federal Deposit Insurance Corporation ("FDIC"). A significant portion of the Bank's classified commercial loans and commercial loans which have been charged off were either originated before 1992 or were the result of subsequent restructurings of such loans. The Bank, through its workout department, pursues the resolution of all classified and/or non-performing assets through restructurings, credit modifications or collections. When these procedures do not bring a loan into performing or restructured status, the Bank generally initiates action to foreclose the collateral or to acquire it by deed in lieu of foreclosure.

As part of its loan workout efforts, the Bank periodically enters into troubled debt restructurings. As of December 31, 1996, 1995, and 1994, the Bank had $4.65 million, $14.25 million and $15.89 million, respectively in troubled debt restructurings. Interest rates on these restructurings range from 6.75% to 7.50%, and the terms of the restructurings usually encompass the splitting of the loan note into two or more notes which contain varying interest rate and repayment terms.

The foregoing tables do not include Special Mention List loans. Although not impaired, Special Mention List loans, in the opinion of management, exhibit a higher than normal degree of risk and warrant monitoring due to various considerations, including (i) the degree of documentation supporting the borrower's current financial position, (ii) potential weaknesses in the borrowers' ability to service the loan, (iii) possible collateral value deficiency, and (iv) other risk factors such as geographic location, industry focus and negatively trending financial results. These Special Mention List loans approximated $24.32 million at December 31, 1996. Properties collateralizing these loans are located in Connecticut, primarily in Hartford County, and consist primarily of commercial real estate mortgages. The above mentioned deficiencies have created some uncertainty, but not serious doubt, as to the borrowers' ability to comply with the loan repayment terms in the future. Management believes the reserves for these loans are adequate.

Foreclosed real estate owned decreased from $5.39 million at December 31, 1995 to $679,000 at December 31, 1996. The Bank sold 36 properties totaling $5.57 million during the year ended December 31, 1996. Write-downs and net losses on sale of foreclosed real estate owned for the year ended December 31,1996 totaled $3.49 million, of which $2.65 million were associated with the ADP to reduce the carrying values of foreclosed real estate owned properties in anticipation of their sale in bulk.

Other Assets
Cash and cash equivalents decreased $38.31 million or 56.1% from $68.32 million at December 31, 1995 to $30.01 million at December 31, 1996. Although the Bank increased its available funds through the stock conversion, the Bank moved its funds from short-term investments to other investment securities, primarily mortgage-backed securities, as the treasury yield curve steepened, thereby enhancing interest income.

Bank premises and equipment decreased $1.38 million from $6.89 million at December 31, 1995 to $5.51 million at December 31, 1996 due mainly to the sale in the first quarter of 1996 of the Bank's real estate agency subsidiary which it had previously acquired through foreclosure.

Other assets totaled $1.58 million at December 31, 1996 compared to $3.44 million at December 31, 1995. At December 31, 1995, the Bank had $851,000 in tax refunds due which were received in 1996. In addition, as described above, the Bank sold its real estate agency subsidiary and its related receivables.

Deposits and Borrowings
Deposits increased $34.24 million or 5.5% from $620.80 million at December 31, 1995 to $655.04 million at December 31, 1996. Certificates of deposit increased $50.67 million from December 31, 1995 to December 31, 1996 due primarily to increases in certificates of deposit with terms of three and six months. Partially offsetting this increase, money market savings and regular savings accounts decreased $11.18 million and $5.46 million, respectively.

The following table presents the amounts of certificates of deposit of the Bank at December 31, 1996 maturing during the periods reflected below and the weighted average interest rates of such accounts.

                                                                                  Weighted Average
                                                                    Amount        Interest Rate
                                                                    ------        -------------
(in thousands)
Certificates of deposit maturing during the 12 months ending:
     December 31, 1997                                             $287,211           5.21%
     December 31, 1998                                               56,526           5.74
     December 31, 1999                                                7,058           5.36
     Thereafter                                                      23,943           6.16
                                                                   --------
          Total                                                    $374,738           5.35%
                                                                   ========           ====

The following table presents the maturities of the Bank's certificates of deposit in amounts of $100,000 or more at December 31, 1996 by time remaining to maturity.

                                                                                   Maturing
(in thousands)
Three months or less                                                                $23,105
Over three through six months                                                         7,450
Over six through twelve months                                                        4,312
Over twelve months                                                                    9,265
                                                                                    -------
     Total                                                                          $44,132
                                                                                    =======

Borrowings increased $960,000 from December 31, 1995 to December 31, 1996 due to the financing of the purchase of the Bank's common stock for the Employee Stock Ownership Plan ("ESOP"). There were 96,000 unallocated ESOP shares at December 31, 1996. The following table sets forth, at the dates indicated, information regarding the weighted average cost of funds and the highest and average month-end balances of the Bank's total borrowings.

                                                                       Year ended December 31,
                                                                  1996             1995              1994
                                                                  ----             ----              ----
(in thousands)
Weighted average interest rate of total borrowings                  5.00%            5.57%             5.09%
Highest outstanding balance of total borrowings                   $12,200          $21,000           $21,000
Average month end balance of total borrowings                     $11,680          $12,667           $17,667


Other liabilities decreased from $5.37 million at December 31, 1995 to $2.43 million at December 31, 1996 due primarily to decreases in U.S. Government treasury, tax and loan payments.

Liquidity
The Bank manages its liquidity position to ensure that there is sufficient funding available at all times to meet both anticipated and unanticipated deposit withdrawals, new loan originations, securities purchases and other operating cash outflows. The primary sources of liquidity for the Bank are principal payments and maturities of securities and loans, short-term borrowings through repurchase agreements and Federal Home Loan Bank ("FHLB") advances, net deposit growth and funds provided by operations. Liquidity can also be provided through sales of loans and available-for-sale securities.

The Bank's most liquid assets are cash and cash equivalents, which include investments in liquid short-term instruments, such as federal funds sold. The level of these liquid assets is dependent upon the Bank's operating, financing and investing activities during any given period. At December 31, 1996, the Bank's primary liquidity, consisting of cash and federal funds sold, was $30.01 million, or 4.00% of total assets, compared to $68.32 million, or 10.32% of total assets, at December 31, 1995.

The Bank monitors its liquidity in accordance with guidelines established under its asset/liability management policy and applicable regulatory requirements. Management believes its current liquidity level, which is within policy guidelines, is sufficient to meet normal operating needs. As part of its asset/liability management strategy as well as to meet unexpected demands, the Bank has available a line of credit with the FHLB. At December 31, 1996, the Bank had no borrowings under its line of credit. The Bank may borrow approximately $14 million under that line of credit. Additional borrowings may be made upon the pledge of additional qualifying collateral.

Asset/Liability Management and Interest Rate Sensitivity
The Bank's objective in managing interest rate risk is to produce a high and stable net interest margin in varying interest rate environments while maintaining the flexibility to take advantage of opportunities that may arise from the fluctuations of interest rates. The Bank's exposure to interest rate risk is managed strategically through the use of balance sheet simulation.

The Bank models its forecasted balance sheet using interest rate ramps, shocks and a most likely interest rate scenario over a 24 month time horizon. In accordance with its funds management policy, the Bank measures its interest rate sensitivity by ramping interest rates in one hundred basis point increments from -400 to +400 basis points from the current rate environment. From this 800 basis point grid, the asset/liability committee selects the most likely 400 basis point interest rate range based on the current interest rate environment, as well as other economic factors. The Bank's policy is to achieve equal to or less than a 5% change in net interest income over the next 12 months within the selected 400 basis point band. At December 31, 1996, the Bank was within its policy guideline, and the Bank believes its level of interest rate sensitivity was appropriate.

The Bank analyzes its interest rate sensitivity position to manage the risk associated with interest rate movements through the use of gap analysis and income simulation. Interest rate risk arises from mismatches in the repricing of assets and liabilities within a given time period. Gap analysis is an approach used to quantify these differences.

With a positive gap, in which interest-earning assets maturing or repricing exceed interest-bearing liabilities maturing or repricing within the same period, earnings will generally increase in a rising interest rate environment and decrease in a declining interest rate environment. Conversely, with a negative gap, in which interest-bearing liabilities maturing or repricing exceed interest-earning assets maturing or repricing within the same period, earnings will generally decrease in a rising interest rate environment and increase in a declining interest rate environment.

While gap analysis is a general indicator of the potential effect that changing interest rates may have on net interest income, the gap itself does not present a comprehensive view of interest rate sensitivity. First, changes in the general level of interest rates do not affect all categories of assets and liabilities equally or simultaneously. Second, assumptions must be made to construct a gap table. Money market deposits, for example, which have no contractual maturity, are assigned a repricing interval of within one year. Management can influence the actual repricing of these deposits independent of the gap assumption. Third, the gap table represents a one-day position and cannot incorporate a changing mix of assets and liabilities over time as interest rates change. For those reasons, the Bank primarily uses simulation techniques derived from interest rate risk management computer models, to analyze and project future net interest income streams, incorporating the current gap position, the forecasted balance sheet mix, and the anticipated spread relationships between market rates and bank products, under varying interest rate scenarios.

The following table sets forth the Bank's interest rate sensitivity position at December 31, 1996, measured in terms of the volume of interest rate sensitive assets and liabilities that are subject to repricing in future time periods. For purposes of this analysis, money market deposits have been presented in the within one year category and savings and other deposits have been presented in the one to five year category, although the interest rate elasticity of money market, savings and other deposits cannot be tied to any one time category. Non-accrual loans have been presented in the repricing over five years category. Significant variations may exist in the degree of interest rate sensitivity between individual asset and liability types within the repricing periods presented due to differences in the repricing elasticity relative to changes in the general level of interest rates. No assurance can be made that these assumptions will be indicative of future withdrawals of deposits or repayments.

                                                                                        Repricing          Repricing       Repricing
                                             Total           Percent of                 Within             Within           Over
(in thousands)                               Amount          Total                      One Year           1-5 Years        5 Years
                                               ------        ------                     ---------          ---------        -------
Assets:
Securities                                   $194,863         26.10%                     $117,017           $77,328             $518
Short-term investments                            465          0.06                           465                 -                -
Loans, gross                                  501,849         67.21                       288,541            89,821          123,487
                                             --------        ------                       -------            ------          -------
     Total rate sensitive assets              697,177         93.37                       406,023           167,149          124,005
Other assets                                   49,508          6.63
                                             --------        ------
     Total assets                            $746,685        100.00%
                                             ========        ======

Liabilities and Capital:
Deposits:
     Savings and other                       $115,359        15.45%                             -           115,359                -
     Money market                              96,823         12.97                        96,823                 -                -
     Certificates of deposit                  374,738         50.19                       287,210            87,528                -
     Demand deposits                           68,133          9.12                             -                 -           68,133
Borrowings:
     FHLB advances                             11,000          1.47                        11,000                 -                -
     Other borrowings                             960          0.13                           960                 -                -
                                             --------        ------                       -------           -------           ------
          Total rate sensitive liabilities    667,013         89.33                       395,993           202,887           68,133
Other liabilities                               4,832          0.65
Capital                                        74,840         10.02
                                             --------        ------
Total liabilities and capital                $746,685        100.00%
                                             ========        ======

Period repricing difference (gap)                                                         $10,030          $(35,738)         $55,872
                                                                                          =======          ========          =======

Cumulative repricing difference                                                           $10,030          $(25,708)         $30,164
Cumulative repricing difference to total assets                                             1.34%            (3.44)%           4.04%

At December 31, 1996, the Bank was asset sensitive as measured by a positive cumulative one year gap of $10.03 million, or 1.34% of total assets. As a result, the Bank's net interest income could be adversely affected by a sudden decline in interest rates. Based upon various earnings simulations, which include 100 basis point to 200 basis point increases and decreases in interest rates, management has projected the effect on 1997 net interest income as follows:

                                                              Effect on Net Interest Income
                                                              -----------------------------
                                                              Shock                     Ramp
                                                              Scenario (a)              Scenario (b)
                                                              ------------              ------------
(in thousands)
200 basis point increase in rates (c)                         $  (1,018)             $         23
100 basis point increase in rates (d)                              (387)                       21
100 basis point decrease in rates (d)                               110                       (30)
200 basis point decrease in rates (c)                               150                       (59)


(a) Represents the dollar amount of change in net interest income caused by an instantaneous repricing of market interest rates.

(b) Represents the dollar amount of change in net interest income caused by a gradual repricing of market interest rates in equal monthly increments throughout 1997.

(c) No adjustments are made to the Bank's passbook rates. Money market rates are shocked/ramped 50 basis points, rather than 200 basis points.

(d) No adjustments are made to the Bank's passbook rates. Money market rates are shocked/ramped 25 basis points, rather than 100 basis points.

Although interest rates have remained low, pressure continues to rise regarding the Bank's need to increase cost of funds rates in line with the flattening yield curve and market competition. Management believes it likely that interest rate spreads will continue to compress in line with actual reductions in the Bank's net interest income throughout 1997. During 1996, the increases in deposits were primarily from increases in certificates of deposit which carry higher rates than the Bank's other deposits. Net interest income increased 1.8% in 1996, due mainly to larger increases in the average volume of interest-earning assets than interest-bearing liabilities.

Management believes some of the potential effects of the Bank's interest rate risk will be mitigated as cash flows from disposition of non-performing assets are reinvested into higher yielding investments and loans. Furthermore, essentially all of the Bank's deposit base is composed of local retail deposit accounts which tend to be somewhat less sensitive to moderate interest fluctuations than other funding sources and, therefore, provide a reasonably stable and cost effective source of funds. Managing these core deposits is a significant factor in determining the Bank's ability to maintain its net interest margin in a changing interest rate environment. The recent entry of additional competitors into the Bank's market area may create additional competitive pressures on the Bank to raise rates on its deposit accounts, which may negatively affect the Bank's net interest margin. The Bank structures its loan and securities portfolio to provide for portfolio repricing consistent with its interest rate risk objectives.

Capital Resources
At December 31, 1996, stockholders' equity totaled $74.84 million representing a 215.4% increase over the $23.73 million in capital at December 31, 1995. Effective June 25, 1996, Mechanics Savings Bank completed its subscription and community offerings of common stock and converted from a Connecticut-chartered mutual to a Connecticut-chartered capital stock savings bank. Shares totaling
5.29 million were sold at $10.00 per share. As a result, at December 31, 1996, the Bank's capital structure includes $52,900 in common stock (par value $.01) and additional paid in capital of $50.61 million. Additional paid-in capital was reduced by expenses associated with the initial public offering of $2.33 million. The Bank's ESOP currently contains 96,000 unallocated shares totaling $960,000.

In order to address concerns arising out of an examination conducted by the FDIC as of August 30, 1993, the Bank entered into a Cease and Desist Order (the "Order") issued by the FDIC. The Order was issued on February 22, 1994 pursuant to a Stipulation with the Bank in which the Connecticut State Banking Department concurred. The FDIC, at the request of the Bank and with the concurrence of the Connecticut State Banking Department, agreed to modify the Order during 1995 to require the Bank to achieve a Tier 1 leverage capital ratio of 6.0% or greater and a total risk-based capital ratio of 8.0% as of December 31, 1996 and thereafter as long as the Order is in effect, while maintaining a minimum Tier 1 leverage capital ratio of 3.5% and total risk-based capital ratio of at least 6.5% in the interim.

The conversion of the Bank from a Connecticut-chartered mutual savings bank to a Connecticut-chartered capital stock savings bank improved the Bank's capital ratios to a Tier 1 leverage capital ratio of 10.20%, and a total risk-based capital ratio of 19.54% at December 31, 1996. Both ratios have increased significantly from their December 31, 1995 levels of 3.57% and 6.90% respectively. On December 27, 1996, the FDIC removed the Order and the Bank is currently operating under a Memorandum of Understanding ("MOU"). Under this agreement, the Bank agreed to update its strategic plan and improve reporting systems relative to interest rate risk and problem asset identification. The Bank has completed these requirements. The MOU makes no mention of special capital requirements that the Bank must maintain. The Bank is classified as "adequately capitalized" by the FDIC. The Bank believes its current capital is adequate to support operations and anticipated future growth.

Impact of Recent Accounting Pronouncements
In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Bank will be required to adopt SFAS 125 for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, on a prospective basis. The adoption of this standard is not expected to have a material impact on the Bank's financial condition or its results of operations.

Impact of Inflation and Changing Prices
The Bank's consolidated financial statements and related notes thereto presented elsewhere herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Notwithstanding this, inflation can directly affect the value of loan collateral, in particular, real estate. Sharp decreases in real estate prices, as discussed previously, have resulted in significant loan losses and losses on foreclosed real estate owned. Inflation, or disinflation, could continue to affect significantly the Bank's earnings in future periods.

Other Risks and Uncertainties
The Bank's financial performance is influenced significantly by interest rate movements. The Bank has benefited, in recent years, from a cost of funds lower than that which was reported by most of its savings bank competitors. Although 1996 and 1995 results reflected a reduction in the Bank's net interest margin, that margin continued to be higher than most of its savings bank competitors reported. The Bank has traditionally been able to retain its core depositors despite offering lower rates on deposits than some savings institutions in surrounding markets. However, in recent years, the Bank has had to offer more competitive rates to retain core deposits, some of which have moved into higher cost time deposit accounts. In addition, the entry of additional competitors into the Bank's market area may create additional competitive pressures on the Bank to raise rates on its deposit accounts or accept lower yields on its loan products, which may negatively affect the Bank's net interest margin in the future. While interest rate spreads remain high by historical measures, management believes it is likely that they will continue to narrow in the near future. A significant increase in long-term interest rates could adversely affect the ability of the Bank's borrowers to service real estate-related indebtedness, which in turn could adversely affect the Bank's provision for possible loan losses, carrying values of OREO and operating results. The Bank attempts to manage this interest rate risk by monitoring interest rate movements, making investments, and adjusting its deposit and asset pricings accordingly. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Asset/Liability Management and Interest Rate Sensitivity."

Intense competition exists in all major lines of business in which the Bank is presently engaged. The City of Hartford and the surrounding communities in which the Bank maintains branches constitutes the Bank's principal market area. This market also includes numerous national, regional, and local financial institutions of various types. Competition for the Bank, and the banking industry in general, has also increased dramatically from non-bank competitors such as mortgage and finance companies, insurance companies, mutual funds, and securities firms. Recent bank consolidations affecting the Bank's market area have brought to the area new institutions against whom the Bank has not previously competed. This consolidation and expected future consolidation activity has and is expected to continue to produce a dynamic and challenging competitive environment for the Bank.

Economic conditions at the local and national levels, as well as government policies and regulations concerning, among other things, monetary and fiscal policies, significantly affect the operations of financial institutions such as the Bank. In particular, local real estate values affect institutions like the Bank, which have substantial amounts of loans collateralized by real estate. Excess real estate inventory, coupled with a general economic decline, adversely affected real estate markets in general and the Bank's market area in particular in recent years and contributed to increases in the Bank's non-performing assets during such years. Although Connecticut and Hartford County continue to reflect personal wealth characteristics above national averages, the economies of both continue to lag behind many areas of the country which have shown strong recoveries in recent years.

Results of Operations
For the year ended December 31, 1996 compared to the year ended December 31,
1995
For the year ended December 31, 1996, the Bank reported net income of $1.14 million or $0.22 per share compared to a net loss of $14.28 million or $2.76 per share for the same period in 1995. The results in 1995 included a $6.70 million charge to address an other than temporary impairment in the underlying value of the Bank's 50% interest in Pearl Street Associates Limited Partnership (the "Real Estate Partnership"), a $1.50 million deferred tax provision to reserve fully against the Bank's deferred tax assets and a $700,000 write-down of the Bank's real estate agency subsidiary obtained through a 1991 foreclosure. In addition, the provision for possible loan losses totaled $6.40 million for the year ended December 31, 1996 which was $6.45 million lower than the provision of $12.85 million for the year ended December 31, 1995. During 1996 in connection with the ADP, the Bank recorded $3.60 million and $2.65 million in additional loan loss provisions and additional write-downs of foreclosed real estate owned, respectively.

Net Interest Income
Net interest income totaled $26.05 million for the year ended December 31, 1996 compared to $25.60 million for the same period in 1995, representing a 1.8% increase. The increase resulted from a significant shift in the composition of assets and certain deposits as noted below and the growth in earning assets of 7.1%, which more than offset the impact of a lower net interest margin. Average interest-earning assets increased $42.88 million while average interest-bearing liabilities increased only $12.32 million. The difference in the increases of average interest-earning assets and average interest-bearing liabilities was primarily due to a $12.22 million increase in average stockholders' equity caused by the stock conversion, a $12.19 million decrease in average other assets due to the sale of foreclosed real estate owned and the write-down of the Real Estate Partnership and a $5.72 million increase in average non-interest-bearing demand deposits. Average investment securities increased $78.50 million as the Bank invested funds primarily in mortgage-backed securities. Average net loans decreased $39.47 million primarily due to the ADP and payoffs. Upon completion of the stock conversion in June 1996 and the ADP in July 1996, the Bank refocused its efforts by pursuing loan originations and deposit growth. The Bank expects its net loans to increase in 1997, as loan origination activity increased significantly in the fourth quarter of 1996. The average balance of certificates of deposit increased $39.12 million or 12.8% while the average rate on these deposits increased 5 basis points. The net interest margin decreased from 4.24% for the year ended December 31, 1995 to 4.03% for the year ended December 31, 1996. The decrease in net interest margin was primarily due to lower yields on investment securities and short-term investments and higher rates on certificates of deposits from 1995 to 1996.

The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and net interest income for the years ended December 31, 1996 and 1995. Non-accrual loans have been included in the appropriate average balance loan category but unpaid interest on non-accrual loans has not been included for purposes of determining interest income.


                                           Average Balances                   Income/Expense                 Yields
                                           ------- --------                   --------------                 ------
(in thousands)                             1996              1995             1996              1995         1996            1995
                                           ----              ----             ----              ----         ----            ----
Loans, net                               $494,820        $534,289            $40,730           $43,325         8.23%          8.11%
Investment securities                     129,830          51,326              7,721             3,204         5.95           6.24
Short-term investments                     21,394          17,553              1,126             1,011         5.26           5.76
                                         --------        --------            -------           -------
     Total interest-earning assets        646,044         603,168             49,577            47,540         7.67           7.88
                                                                             -------           -------
Other assets                               50,433          62,626
                                         --------        --------
     Total assets                        $696,477        $665,794
                                         ========        ========

Money market checking                     $37,357         $36,367                488               446         1.31           1.23
Money market savings                       65,453          82,803              1,528             1,937         2.34           2.34
Savings & other                           123,543         133,533              2,469             2,684         2.00           2.01
Certificates of deposit                   344,331         305,212             18,459            16,201         5.36           5.31
Borrowings                                 11,644          12,091                582               674         5.00           5.57
                                         --------        --------            -------           -------
     Total interest-bearing liabilities   582,328         570,006             23,526            21,942         4.04           3.85
                                         --------        --------            -------           -------

Demand deposits                            62,144          56,419
Other liabilities                           3,299           2,875
Capital                                    48,706          36,494
                                         --------        --------
     Total liabilities and capital       $696,477        $665,794
                                         ========        ========

Net interest income                                                          $26,051           $25,598
                                                                             =======           =======

Spread on interest-bearing liabilities                                                                         3.63%          4.03%
Net interest margin                                                                                            4.03%          4.24%


The following table presents the changes in interest and dividend income and the changes in interest expense, attributable to changes in Interest rates and changes in volume of interest-earning assets and interest-bearing liabilities during the periods indicated:

                                                     Years ended December 31, 1996 versus 1995
                                                              Change in interest due to
                                                              -------------------------
(in thousands)                                          Volume         Rate             Vol/Rate          Net
                                                        ------         ----             --------          ---
Loans, net                                           $  (3,201)       $ 654             $     (48)     $(2,595)
Investment securities                                    4,902         (152)                 (233)       4,517
Short-term investments                                     221          (87)                  (19)         115
                                                      --------        -----             ---------      -------
     Total                                               1,922          415                  (300)       2,037
                                                      --------        -----             ---------      -------

Money market checking                                       12           29                     1           42
Money market savings                                      (406)          (3)                    -         (409)
Savings & other                                           (201)         (15)                    1         (215)
Certificates of deposit                                  2,077          160                    21        2,258
Borrowings                                                 (25)         (70)                    3          (92)
                                                      --------        -----             ---------      -------
     Total                                               1,457          101                    26        1,584
                                                      --------        -----             ---------      -------
Net change to interest income                         $    465        $ 314              $   (326)     $   453
                                                      ========        =====             ==========     =======

Interest Income
Interest income increased $2.04 million or 4.3% due primarily to average increased volume of investment securities of $78.50 million which was partially offset by lower average volume of loans of $39.47 million. The Bank's efforts to actively originate loans began after the successful stock conversion in June 1996 and the ADP in July 1996. Originations increased significantly for consumer and residential loans during the last quarter of 1996 due to competitive pricing and additional staffing. Increased funds, including those from the stock conversion, were primarily invested in mortgage-backed securities during 1996. Yields on loans increased 12 basis points while the yields on short-term investment and investment securities decreased 50 basis points and 29 basis points, respectively. Overall yields averaged 7.67% for the year ended December 31, 1996, representing a 21 basis point decrease from 7.88% for the year ended December 31, 1995.

Interest Expense
Interest expense increased $1.58 million or 7.2% during the year ended December 31, 1996 as compared to the same period in 1995. The average volume for certificates of deposit increased $39.12 million which was partially offset by lower average volumes for money market savings and savings and other of $17.35 million and $9.99 million, respectively. Overall, the average cost of funds has increased to 4.04% for the year ended December 31, 1996 from 3.85% for the year ended December 31, 1995. This increase was mainly due to a 5 basis point increase for certificates of deposit.

Provision and Allowance for Possible Loan Losses
The Bank determines its allowance and provisions for possible loan losses based upon a detailed evaluation of the loan portfolio through a process which considers numerous factors, including estimated credit losses based upon internal and external portfolio reviews and credit risk ratings, delinquency levels and trends, estimates of the current value of underlying collateral, concentrations, portfolio volume and mix, changes in lending policy, historical loan loss experience, current economic conditions and examinations performed by regulatory authorities. Determining the level of the allowance at any given period is difficult, particularly during deteriorating or uncertain economic periods. Management must make estimates using assumptions and information which is often subjective and rapidly changing. The review of the loan portfolio is a continuing process in the light of a changing economy and the dynamics of the banking and regulatory environment. In management's judgment, based upon an analysis of the above factors and considering recent charge-offs and delinquency activity, the allowance for possible loan losses at December 31, 1996 is adequate. Should the economic climate deteriorate, borrowers could experience difficulty in repaying their obligations, and the level of non-performing loans, charge-offs and delinquencies could rise and require increased provisions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for possible loan losses. Such agencies could require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examination.

The provision for possible loan losses decreased from $12.85 million for the year ended December 31, 1995 to $6.40 million for the same period in 1996. Included in the $6.40 million, the Bank provided $3.60 million during the second quarter of 1996 in anticipation of the ADP. The higher provision in 1995 reflected several factors, including (i) continued deterioration of economic conditions in the Bank's market area; (ii) continued deterioration in loan quality primarily with respect to loans originated prior to 1992, and (iii) the further strengthening of the Bank's credit administration process.

The following table shows the activity in the Bank's allowance for possible loan losses for the three years ended December 31,:

(in thousands)                                  1996              1995              1994
                                                ----              ----              ----
Balance, beginning of year                   $ 11,597          $  7,108         $  7,324
Provision for possible losses                   6,400            12,850            8,200
Charge-offs                                   (10,444)           (9,105)          (8,864)
Recoveries                                        430               744              448
                                             --------          --------         --------
Balance, end of year                         $  7,983          $ 11,597         $  7,108
                                             ========          ========         ========
Ratio of allowance for possible loan losses:
     To non-performing loans                   101.62%            70.91%           58.75%
     To total gross loans                        1.59%             2.19%            1.31%

While all segments of the Bank's loan portfolio are subject to continuous quality evaluation, a precise method for predicting loan losses does not exist. Many of the components of the evaluation requires the exercise of management's judgment. While management believes that actions taken with respect to the provision and the allowance for possible loan losses have been adequate, there are many factors which may influence future provisions.

Other Income
The Bank recorded $5.32 million in other income for the year ended December 31, 1996 compared to $5.91 million for the same period in 1995. The following table shows the components of other income for the years ended December 31, 1996 and 1995:

                                                                                           $             %
(in thousands)                                          1996            1995               Change        Change
                                                        ----            ----               ------        ------
Service charges on deposit accounts                  $ 2,287          $ 2,258              $   29         1.28%
Investment brokerage services commissions              1,136            1,455                (319)      (21.92)
Loan servicing and other fees                            724              806                 (82)      (10.17)
Rental income                                            307              275                  32        11.64
Income from investment in Real Estate Partnership        272              504                (232)      (46.03)
Net gain on sales of loans                                43               69                 (26)      (37.68)
Net gain (loss) on sales of investment securities        (78)             362                (440)     (121.55)
Other                                                    625              180                 445       247.22
                                                     -------          -------              ------       ------
     Total other income                              $ 5,316          $ 5,909              $ (593)      (10.04)%
                                                     =======          =======              ======       =======

Investment brokerage services commissions decreased $319,000 from 1995 to 1996 primarily due to a change in philosophy from traditional commission transactions to asset gathering. The Bank adopted this change in philosophy with the goal of enhancing future earnings from the investment brokerage department. The program, which began in 1986, has evolved from its original emphasis on transactional business to its current focus on relationship business, including asset allocation programs with wrap fees. In addition, during 1996, the Bank hired eight additional staff members to better meet customer demands. The Bank recently formed a subsidiary, Mechanics Investments Services, Inc. to enable the Bank to serve its customers by providing a broader range of competitive investment products in a more timely manner as a wholly-owned, fully disclosed broker/dealer.

Income from the investment in Real Estate Partnership decreased $232,000 from $504,000 for the year ended December 31, 1995 to $272,000 for the year ended December 31, 1996 due mainly to lower rental income. Loan servicing and other fees decreased due to lower levels of loans serviced for others.

During 1996, the Bank incurred net losses on sales of debt securities of $139,000 which were partially offset by net gains on sales of marketable equity securities of $61,000. During 1995, the Bank reported net gains on sales of marketable equity securities and debt securities of $140,000 and $222,000, respectively. Other income increased by $445,000 due to the reduced losses ($271,000) from the real estate agency subsidiary which was sold during the first quarter of 1996 and improved results from the subsidiaries ($171,000) that facilitate the ownership, management and disposition of foreclosed real estate owned.

Other Expenses
Other expenses totaled $24.09 million for the year ended December 31, 1996 compared to $31.40 million for the same period in 1995. The following table shows the components of other expenses for the years ended December 31, 1996 and 1995:

                                                                                             $                %
(in thousands)                                   1996                      1995              Change           Change
                                                 ----                      ----              ------           ------
Salaries and employee benefits                $  9,012                  $ 10,001             $  (989)         (9.89)%
Write-downs and net losses on sale of
   foreclosed real estate owned                  3,492                     2,261               1,231          54.44
Occupancy                                        3,211                     3,087                 124           4.02
FDIC insurance                                   1,351                     1,768                (417)        (23.59)
Data processing                                    993                       955                  38           3.98
Furniture and equipment                            942                     1,064                (122)        (11.47)
Legal and accounting                               709                       464                 245          52.80
Operation of foreclosed real estate owned          600                     1,167                (567)        (48.59)
Communications                                     491                       433                  58          13.39
Advertising                                        463                       193                 270         139.90
Write-down of investment in
   Real Estate Partnership                           -                     6,697              (6,697)       (100.00)
Write-down of real estate agency subsidiary          -                       700                (700)       (100.00)
Other                                            2,827                     2,607                 220           8.44
                                              --------                  --------             -------         ------
Total other expenses                          $ 24,091                  $ 31,397             $(7,306)        (23.27)%
                                              ========                  ========             =======         ======

Salaries and benefits were $989,000 lower in 1996 due to a reduction in staff during the fourth quarter of 1995 of 37 employees as well as lower health insurance expenses. Write-downs of foreclosed real estate owned were $1.23 million higher for the year ended December 31, 1996 compared to the same period in 1995. During the second quarter of 1996, the Bank recorded a $2.65 million write-down on foreclosed real estate owned in connection with the ADP. Despite higher deposits, FDIC insurance was lower by $417,000 due to lower premiums. Legal and accounting expenses were higher in 1996 due primarily to $146,000 in higher legal expenses relating to the workout of loans and higher accounting fees due primarily to the outsourcing of the internal audit function during 1996. Operation of foreclosed real estate owned was $567,000 lower for the year ended December 31, 1996 compared to the same period in 1995 primarily due to the substantial reduction in foreclosed real estate owned through the ADP.

In 1995, the Bank recognized a $6.70 million write-down of its investment in the Real Estate Partnership. This write-down was based upon a determination by the Bank that the impairment of value to the Real Estate Partnership's assets was other than temporary. This determination was made after a financial review of the discounted cash flow estimates from the major underlying asset, the Bank's headquarter's building, which in turn was based on certain assumptions regarding future occupancy levels, inflation, capital improvements, tenant buildout, lease rollover rates, and building operating costs. The assumptions included certain estimated rent renewal rates, including those on the portion of the building leased by the Bank and other significant tenants, which may or may not actually be achieved at the time that certain leases are subject to renewal. The estimates did not incorporate the effects of a significant rise in central business district vacancy rates, further consolidation and/or downsizing of Hartford-based companies, or the loss of any major tenant. As such, there can be no assurance that the assumptions utilized in the cash flow estimates will actually be realized or that events beyond the control of the Bank will not occur which may adversely affect real estate values.

In 1995, the Bank also recorded a $700,000 charge in anticipation of the loss incurred on the sale of its real estate agency subsidiary, which sale closed in the first quarter of 1996. Other expenses were higher for the year ended December 31, 1996 due primarily to the outsourcing of the purchasing function and increased benefits plan administration expenses, office supplies, security and business development expenses.

Income Taxes
The income tax benefit was $266,000 for the year ended December 31, 1996 compared to income tax expense of $1.54 million for the year ended December 31, 1995. During the fourth quarter of 1996, the Bank received a tax refund from the IRS relating to carrying back of 1995 deductions. During 1995, the provision represented a $40,000 state tax provision, and an additional $1.50 million deferred tax asset valuation allowance to fully reserve against the Bank's total net deferred tax assets of $10.15 million at December 31, 1995. At December 31, 1996, the Bank had a fully reserved net deferred tax asset of $9.66 million. The valuation allowance remains 100% of the net deferred tax asset. In making that decision, management concluded that the amounts and recency of operating losses, caused primarily by credit costs, more than offset the impact of improved earnings and lower non-performing assets in the last six months of 1996. The deferred tax asset and its valuation allowance are reviewed on a quarterly basis.

Results of Operations
For the year ended December 31, 1995 compared to the year ended December 31,
1994
The Bank incurred a net loss of $14.28 million in 1995, compared with net income of $4.04 million in 1994. The 1995 net loss included a provision for possible loan losses of $12.85 million necessary to address an increase in non-performing and classified loans, a $6.70 million charge to address an other than temporary impairment in the underlying value of the Bank's investment in the Real Estate Partnership, a $1.50 million deferred tax provision to reserve fully against the Bank's net deferred tax assets, a $700,000 write-down in anticipation of the sale of the Bank's real estate agency subsidiary obtained through a 1991 foreclosure (which sale closed in the first quarter of 1996), and a $470,000 charge incurred in connection with a reduction of 37 full-time staff, a 17.5% reduction. These provisions, losses and charges were mitigated in part by income generated from service charges, brokerage commissions and other sources.

Net Interest Income
Net interest income declined $1.35 million, or 5.01% to $25.60 million in 1995 from $26.95 million in 1994. This decline occurred due to a compression of the Bank's interest rate spread caused by a shift in its cost of funds from lower rate savings and money market accounts to higher rate certificates of deposit. The Bank increased its cost of funds on certain accounts, driven by market competition and depositor demand, as evidenced by the shift in deposit mix. Net interest income was also adversely affected by the decline in loan balances in the commercial mortgage and home equity lines of credit balances, and by the increase in 1995 of non-performing loans. The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and net interest income for the years ended December 31, 1995 and 1994. Non-accrual loans have been included in the appropriate average balance loan category, but unpaid interest on non-accrual loans has not been included for the purposes of determining interest income.

                                           Average Balances                    Income/Expense              Yields
(in thousands)                             1995             1994               1995            1994        1995           1994
                                           ----             ----               ----            ----        ----           ----
Loans, net                              $534,289          $563,017           $43,325          $42,241       8.11%          7.50%
Investment securities                     51,326            51,460             3,204            2,690       6.24           5.23
Short-term investments                    17,553            10,678             1,011              440       5.76           4.12
                                        --------          --------           -------          -------
     Total interest-earning assets       603,168           625,155            47,540           45,371       7.88           7.26
                                                                             -------          -------
Other assets                              62,626            69,238
                                        --------          --------
     Total assets                       $665,794          $694,393
                                        ========          ========

Money market checking                    $36,367           $41,151               446              507       1.23           1.23
Money market savings                      82,803           106,269             1,937            2,203       2.34           2.07
Savings & other                          133,533           149,508             2,684            3,011       2.01           2.01
Certificates of deposit                  305,212           290,531            16,201           11,831       5.31           4.07
Borrowings                                12,091            17,137               674              872       5.57           5.09
     Total interest-bearing liabilities  570,006           604,596            21,942           18,424       3.85           3.05

Demand deposits                           56,419            54,029
Other liabilities                          2,875             1,295
Capital                                   36,494            34,473
                                      ----------        ----------
     Total liabilities and capital    $  665,794        $  694,393
                                      ==========        ==========

Net interest income                                                          $25,598          $26,947
                                                                             =======          =======

Spread on interest-bearing liabilities                                                                      4.03%          4.21%
Net interest margin                                                                                         4.24%          4.31%

The following table presents the changes in interest and dividend income and the changes in interest expense, attributable to changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities during the periods indicated:

                                                      Years ended December 31, 1995 versus 1994
                                                              Change in interest due to
                                                              -------------------------
(in thousands)                                 Volume         Rate               Vol/Rate                Net
                                               ------         ----               --------                ---
Loans, net                                    $(2,155)      $3,413                 $(174)              $ 1,084
Investment securities                              (7)         523                    (2)                  514
Short-term investments                            283          175                   113                   571
                                              -------       ------                 -----               -------
     Total                                     (1,879)       4,111                   (63)                2,169
                                              -------       ------                 -----               -------

Money market checking                             (59)          (2)                    -                   (61)
Money market savings                             (486)         282                   (62)                 (266)
Savings & other                                  (322)          (6)                    1                  (327)
Certificates of deposit                           598        3,591                   181                 4,370
Borrowings                                       (257)          83                   (24)                 (198)
                                              -------       ------                 -----               -------
     Total                                       (526)       3,948                    96                 3,518
                                              -------       ------                 -----               -------
Net change to interest income                 $(1,353)      $  163                 $(159)              $(1,349)
                                              =======       ======                 =====               =======

Interest Income
Total interest income increased $2.17 million or 4.8% to $47.54 million in 1995 from $45.37 million in 1994. This increase was attributable to an upward repricing of adjustable rate mortgages during the first half of the year and a 33 basis point increase in the Bank's yield on commercial loans. In addition, the increase in average investment yield was driven by management's decision to extend the average duration of the Bank's investment portfolio in 1995. The increase in interest income caused by the rise in loan and investment yields was offset, however, by a decline in average loans outstanding of $39.38 million within the commercial lending and home equity lines of credit areas of the loan portfolio, which resulted in shrinkage of average net loans to $534.29 million in 1995 from $563.02 million in 1994. The decline in loan balances occurred as a result of the Bank's increase in loan charge-offs, encouraging certain loan customers which no longer met the Bank's current underwriting standards to refinance elsewhere, and the sale of $17.37 million of home equity lines of credit on December 31, 1994.

Interest Expense
Interest expense increased $3.52 million, or 19.1% to $21.94 million in 1995 from $18.42 million in 1994. This increase reflected an overall 80 basis point increase in the Bank's cost of funds, primarily driven by a significant increase in the Bank's money market account rates and its efforts to retain core deposits. The Bank also increased rates on certain certificate of deposit products in order to attract new deposits and retain existing deposits. Average deposit balances were down $29.55 million, or 5.0%, to $557.91 million in 1995 from $587.46 million in 1994. The decrease was the result of a slight decline in money market checking account balances, and 22.1% and 10.7% declines in money market and savings accounts, respectively, as customers shifted funds from those lower paying accounts to higher paying certificate of deposit accounts. Average certificate of deposit account balances increased 5.1% in 1995, from $290.53 million in 1994. Average borrowings declined $5.05 million, from $17.14 million in 1994, as the Bank prepaid certain advances in line with management's efforts to reduce the size of the Bank's balance sheet. Average borrowing rates increased slightly.

Provision and Allowance for Possible Loan Losses
The Bank provided $12.85 million for possible loan losses in 1995, an increase of $4.65 million, or 56.7%, from $8.20 million in 1994. The higher provision in 1995 reflected several factors, including (i) continued deterioration of economic conditions in the Bank's market area; (ii) continued deterioration in loan quality primarily with respect to loans originated prior to 1992, and (iii) the implementation of the Bank's credit administration program.

Other Income
Other income decreased $3.45 million, or 36.8%, to $5.91 million in 1995 from $9.36 million in 1994. The following table shows the components of other income for the years ended December 31, 1995 and 1994:

                                                                                                  $             %
(in thousands)                                               1995              1994               Change        Change
                                                             ----              ----               ------        ------
Service charges on deposit accounts                         $2,258            $2,168             $    90         4.15%
Investment brokerage services commissions                    1,455             1,802                (347)      (19.26)
Loan servicing and other fees                                  806             1,155                (349)      (30.22)
Income from investment in Real Estate Partnership              504               558                 (54)       (9.68)
Net gain on sales of investment securities                     362               187                 175        93.58
Rental income                                                  275               275                   -         0.00
Net gain on sales of loans                                      69             2,830              (2,761)      (97.56)
Other                                                          180               379                (199)      (52.51)
                                                            ------            ------             -------       ------
     Total other income                                     $5,909            $9,354             $(3,445)      (36.83)%
                                                            ======            ======             =======       ======

Service charges on deposit accounts increased as a result of increased demand deposit transaction volume and corresponding transaction fees, and a continued increase in overdraft charges reflecting management's efforts to closely monitor overdraft activity. Investment brokerage services commissions declined due to a drop in the total number of trades made by the Bank's customers in 1995 and changes in the type of the trades made. Loan servicing and other fees decreased $349,000 due primarily to a decline in mortgage servicing fees in connection with the sale of $88.17 million of servicing rights in 1994, a reduction in mortgage conversion fees as fewer customers elected to convert adjustable rate mortgages to fixed rate mortgages in 1995, and a decline in late fees. Gains on sales of investment securities increased as management sold portions of its investment portfolio in 1995 to take advantage of available gains and reduce risk within the portfolio. Specifically, net gains of approximately $140,000 and $222,000 were recognized on the sale of the equity and debt portions of the portfolio, respectively. Gains on sales of loans decreased as the Bank sold small amounts of performing loans and no servicing rights in 1995, compared to large sales of both in 1994.

Other Expenses
The following table shows the components of other expenses for the years ended December 31, 1995 and 1994:

                                                                                                          $             %
(in thousands)                                                        1995              1994              Change        Change
                                                                      ----              ----              ------        ------
Salaries and employee benefits                                      $10,001           $ 9,738             $  263          2.70%
Write-down of investment in Real Estate Partnership                   6,697                 -              6,697           n/a
Occupancy                                                             3,087             3,196               (109)        (3.41)
Write-downs and net losses on sale of foreclosed real estate owned    2,261             4,457             (2,196)       (49.27)
FDIC insurance                                                        1,768             1,924               (156)        (8.11)
Operation of foreclosed real estate owned                             1,167               458                709        154.80
Furniture and equipment                                               1,064             1,074                (10)        (0.93)
Data processing                                                         955             1,006                (51)        (5.07)
Write-down of real estate agency subsidiary                             700                 -                700           n/a
Legal and accounting                                                    464               592               (128)       (21.62)
Communications                                                          433               509                (76)       (14.93)
Advertising                                                             193               146                 47         32.19
Other                                                                 2,607             2,181                426         19.53
                                                                    -------           -------             ------        ------
     Total other expenses                                           $31,397           $25,281             $6,116         24.19%
                                                                    =======           =======             ======        ======

The minor increase in salaries and employee benefits reflected a 3% overall pay increase in 1995, an increase of approximately $100,000 in the Bank's pension and 401(k) contributions from the prior year, and a $293,000 charge associated with the Bank's reduction in full-time staff. Full-time staff was reduced by 37 employees in the fourth quarter of 1995.

Also in 1995, the Bank recognized a $6.70 million write-down of its investment in the Real Estate Partnership. This write-down was based upon a determination by the Bank that the impairment of value to the Real Estate Partnership's assets was other than temporary. This determination was made after a financial review of the discounted cash flow estimates from the major underlying asset, the Bank's headquarter's building, which in turn was based on certain assumptions regarding future occupancy levels, inflation, capital improvements, tenant buildout, lease rollover rates, and building operating costs. The assumptions included certain estimated rent renewal rates, including those on the portion of the building leased by the Bank and other significant tenants, which may not actually be achieved at the time that certain leases are subject to renewal. The estimates do not incorporate the effects of a significant rise in central business district vacancy rates, further consolidation and/or downsizing of Hartford-based companies, or the loss of any major tenant. As such, there can be no assurance that the assumptions utilized in the cash flow estimates will actually be realized or that events beyond the control of the Bank will not occur which may adversely affect real estate values.

The Bank's occupancy expense decreased in 1995 due to lower common area maintenance and contractual service costs incurred. Foreclosed real estate owned write-downs were reduced approximately 50% during 1995 due to a lower average balance of foreclosed real estate owned at the Bank and the sale of certain properties in 1995 at or near carrying value. FDIC insurance costs declined due to a reduction in deposit balances and lower FDIC insurance premium rates. Costs of operating foreclosed real estate owned increased significantly as a result of large expenditures for property taxes, legal fees and workout costs incurred for certain new properties which migrated into foreclosed real estate owned in 1995, and the elimination of rental income generated from certain older properties sold during the year.

Data processing fees declined due to a new contract effective January 1, 1995. The Bank also recorded a $700,000 charge in anticipation of the loss incurred on the sale of its real estate agency subsidiary, which sale closed in the first quarter of 1996. Other operating expenses increased due to consulting costs ($177,000) incurred to address the restructuring of work flows and the reduction in work force, and an increase in advanced escrow write-offs, returned item losses and other transaction losses.

Income Taxes
The Bank recorded an income tax provision of $1.54 million in 1995. This provision represents a $40,000 state tax provision, and an additional $1.50 million deferred tax asset valuation allowance to fully reserve against the Bank's total net deferred tax assets of $10.15 million at December 31, 1995. This additional valuation allowance was necessary because the then-current operating and asset quality trends made it more likely than not, as of December 31, 1995 that the total net deferred tax asset will not be realized. This action reversed 1994's tax benefit of the same amount.

Consolidated Statements of Condition
December 31, 1996 and 1995

                                                                          1996                      1995
                                                                          ----                      ----
(dollars in thousands)
Assets
Cash and due from banks:
     Non-interest-bearing deposits and cash                             $ 29,541                  $ 29,219
     Short-term investments                                                  465                    39,100
                                                                        --------                  --------
          Cash and cash equivalents                                       30,006                    68,319

Investments:
     Available-for-sale, at market value                                 147,356                    35,026
     Held-to-maturity (market value at December 31, 1996: $43,781)        43,218                         -
Federal Home Loan Bank stock, at cost                                      4,289                     4,289
Loans, net                                                               494,291                   517,789
Loans held-for-sale                                                           87                     1,126
Bank premises and equipment                                                5,513                     6,892
Investment in Real Estate Partnership                                     15,201                    16,468
Accrued interest receivable                                                4,468                     3,464
Foreclosed real estate owned                                                 679                     5,393
Other assets                                                               1,577                     3,435
                                                                        --------                  --------
                                                                        $746,685                  $662,201
                                                                        ========                  ========

Liabilities and Stockholders' Equity
Liabilities:
     Deposits                                                           $655,043                  $620,802
     Borrowings                                                           11,960                    11,000
     Mortgage escrow                                                       2,415                     1,306
     Other liabilities                                                     2,427                     5,367
                                                                        --------                  --------
          Total liabilities                                              671,845                   638,475
                                                                        --------                  --------
Commitments and contingencies (Note 14)

Stockholders' Equity:
     Preferred stock - par value $.01; 1,000,000 shares                        -                         -
          authorized, none issued
     Common stock - par value $.01; 7,000,000 shares                          53                         -
          authorized; 5,290,000 issued
          at December 31, 1996
Additional paid in capital                                                50,611                         -
Retained earnings                                                         24,815                     8,944
Net unrealized gains on securities                                           321                        53
Less: Unallocated ESOP shares (96,000 shares)                               (960)                        -
Surplus                                                                        -                    14,729
                                                                        --------                  --------
     Total stockholders' equity                                           74,840                    23,726
                                                                        --------                  --------
                                                                        $746,685                  $662,201
                                                                        ========                  ========

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations
For the years ended December 31, 1996, 1995 and 1994

                                                                       1996             1995              1994
                                                                       ----             ----              ----
(in thousands except for earnings per share)
Interest income:
     Interest and fees on loans                                  $     40,730      $     43,325     $     42,241
                                                                 ------------      ------------     ------------
     Interest on investment securities:
          Interest on debt securities                                   6,852             2,479            1,735
          Dividends on equity securities                                  276               377              614
          Distribution from mutual funds                                   17                26               68
                                                                 ------------      ------------     ------------
                                                                        7,145             2,882            2,417
     Other interest income                                              1,702             1,333              713
                                                                 ------------      ------------     ------------
          Total interest income                                        49,577            47,540           45,371
                                                                 ------------      ------------     ------------

Interest expense:
     Interest on deposits:
          Savings deposits                                              3,922             4,538            5,117
          Time deposits                                                19,022            16,730           12,435
                                                                 ------------      ------------     ------------
          Total interest on deposits                                   22,944            21,268           17,552
     Interest on borrowings                                               582               674              872
                                                                 ------------      ------------     ------------
          Total interest expense                                       23,526            21,942           18,424
                                                                 ------------      ------------     ------------
          Net interest income                                          26,051            25,598           26,947
Provision for possible loan losses                                      6,400            12,850            8,200
                                                                 ------------      ------------     ------------
Net interest income after provision for possible loan losses           19,651            12,748           18,747
                                                                 ------------      ------------     ------------

Other income:
     Service charges on deposit accounts                                2,287             2,258            2,168
     Investment brokerage services commissions                          1,136             1,455            1,802
     Loan servicing and other fees                                        724               806            1,155
     Rental income                                                        307               275              275
     Income from investment in Real Estate Partnership                    272               504              558
     Net gain on sales of loans                                            43                69            2,830
     Net gain (loss) on sales of investment securities                    (78)              362              187
     Other                                                                625               180              379
                                                                 ------------      ------------     ------------
          Total other income                                            5,316             5,909            9,354
                                                                 ------------      ------------     ------------

Other expenses:
     Salaries and employee benefits                                     9,012            10,001            9,738
     Write-downs and net losses on sale of
          foreclosed real estate owned                                  3,492             2,261            4,457
     Occupancy                                                          3,211             3,087            3,196
     FDIC insurance                                                     1,351             1,768            1,924
     Data processing                                                      993               955            1,006
     Furniture and equipment                                              942             1,064            1,074
     Legal and accounting                                                 709               464              592
     Operation of foreclosed real estate owned                            600             1,167              458
     Communications                                                       491               433              509
     Advertising                                                          463               193              146
     Write-down of investment in Real Estate Partnership                    -             6,697                -
     Write-down of real estate agency subsidiary                            -               700                -

   Other                                                            2,827          2,607          2,181
                                                                ---------      ---------      ---------
      Total other expenses                                         24,091         31,397         25,281
                                                                ---------      ---------      ---------
      Income (loss) before income taxes                               876        (12,740)         2,820
                                                                ---------      ---------      ---------
Income tax expense (benefit):
   Current                                                           (266)            40            276
   Deferred                                                             -          1,500         (1,500)
                                                                ---------      ---------      ---------
                                                                     (266)         1,540         (1,224)
                                                                ---------      ---------      ---------
   Net income (loss)                                            $   1,142      $ (14,280)     $   4,044
                                                                =========      =========      =========
Earnings per share and pro forma earnings per share:
   Primary                                                          $0.22         $(2.76)         $0.78
   Fully diluted                                                    $0.22         $(2.76)         $0.78
Weighted average and pro forma weighted
   average shares outstanding:
   Primary                                                          5,170          5,170          5,170
   Fully diluted                                                    5,170          5,170          5,170

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity For the years ended December 31, 1996, 1995 and 1994


                                                                Additional                Net Unrealized   Unallocated
                                                   Common       Paid in       Retained    Gains (Losses)   ESOP
                                                   Stock        Capital       Earnings    on Securities    Shares          Surplus
(in thousands)
Balance at December 31, 1993                      $      -      $      -      $ 19,180       $    368      $      -       $ 14,729
   1994 net income                                       -             -         4,044              -             -              -
   Change in net unrealized gains
    (losses) on securities                               -             -             -           (881)            -              -
                                                  --------      --------      --------       --------      --------       --------
Balance at December 31, 1994                             -             -        23,224           (513)            -         14,729
   1995 net loss                                         -             -       (14,280)             -             -              -
   Change in net unrealized gains
    (losses) on securities                               -             -             -            566             -              -
                                                  --------      --------      --------       --------      --------       --------
Balance at December 31, 1995                             -             -         8,944             53             -         14,729
   1996 net income                                       -             -         1,142              -             -              -
   Change in net unrealized gains
    (losses) on securities                               -             -             -            268             -              -
   Issuance of common stock                             53        50,514             -              -             -              -
    Unallocated ESOP sh_s                                -             -             -              -        (1,200)             -
   Reclass of surplus to retained earnings
     upon issuance of common stock                       -             -        14,729              -             -        (14,729)
   Allocated ESOP shares                                 -            97             -              -           240              -
                                                  --------      --------      --------       --------      --------       --------
Balance at December 31, 1996                      $     53      $ 50,611      $ 24,815       $    321      $   (960)      $      -
                                                  ========      ========      ========       ========      ========       ========

Consolidated Statements of Cash Flows
For the years ended December 31, 1996, 1995 & 1994


                                                                                     1996            1995            1994
                                                                                     ----            ----            ----
(in thousands)
Cash flows from operating activities:
Net income (loss)                                                               $   1,142       $ (14,280)      $   4,044
                                                                                ---------       ---------       ---------
   Adjustments to reconcile net income (loss) to
      cash provided by operating activities:
        Provision for possible loan losses                                          6,400          12,850           8,200
        Depreciation and amortization                                                 989           1,174           1,187
        Amortization (accretion) of investment security
          premiums/discounts, net                                                     204          (1,364)           (635)
        Deferred loan costs, net of amortization                                     (331)           (635)           (923)
        Net gain on sales of loans                                                    (43)            (69)         (2,830)
        Loss on retirement of bank premises and equipment                               9              77               -
        Decrease (increase) in deferred tax assets                                      -           1,500          (1,500)
        Realized losses on available-for-sale securities                              230             381             260
        Realized gains on available-for-sale securities                              (152)           (618)           (447)
        Realized gains on held-to-maturity securities                                   -            (125)              -
        (Increase) decrease in interest and dividend receivables                   (1,004)            177            (533)
        Income from investment in Real Estate Partnership                            (272)           (504)           (558)
        Write-down of investment in Real Estate Partnership                             -           6,697               -
        (Gain on sale) write-down of real estate agency subsidiary                     (7)            700               -
        Write-downs and net losses on sale of foreclosed real estate owned          3,492           2,261           4,457
        Decrease in other assets                                                    1,071             756              25
        (Decrease) increase in other liabilities                                   (1,130)          1,256            (120)
        Allocation of Employee Stock Ownership Plan shares                            337               -               -
                                                                                ---------       ---------       ---------
   Total adjustments                                                                9,793          24,514           6,583
                                                                                ---------       ---------       ---------
Net cash provided by operating activities                                          10,935          10,234          10,627
                                                                                ---------       ---------       ---------

Cash flows from investing activities:
   Proceeds from sale of available-for-sale securities                            110,125          59,102          34,516
   Proceeds from sale of held-to-maturity securities                                    -           7,521               -
   Proceeds from principal payments on available-for-sale securities               13,435               -               -
   Proceeds from principal payments on held-to-maturity securities                    445               -               -
   Proceeds from maturities of available-for-sale securities                          500          60,850          41,010
   Proceeds from maturities of held-to-maturity securities                          4,000           7,000           1,500
   Purchases of available-for-sale securities                                    (257,193)       (120,428)        (69,503)
   Purchases of held-to-maturity securities                                       (26,569)              -         (11,351)
   Proceeds from loan sales                                                        15,215           4,549          22,077
   Net originations and purchases of loans                                           (427)           (412)         15,780
   Decrease (increase) in investment in Real Estate Partnership                       919           1,710            (920)
   Proceeds from sale of real estate agency subsidiary                                                424               -
   Proceeds from sale of foreclosed real estate owned                               5,565           2,040           3,958
   Purchases of bank premises and equipment                                          (255)           (946)           (290)
                                                                                ---------       ---------       ---------
Net cash (used in) provided by investing activities                              (133,816)         20,986          36,777
                                                                                ---------       ---------       ---------

Cash flows from financing activities:
   Net decrease in demand deposits, money market and savings accounts      (15,592)       (43,089)       (15,495)
   Net increase (decrease) in certificates of deposit                       49,833         42,829        (26,160)
   Net FHLB (repayments) borrowings                                              -        (10,000)         5,000
   Financing of Employee Stock Ownership Plan                                1,200              -              -
   Repayment of financing of Employee Stock Ownership Plan                    (240)             -              -
   Net proceeds from stock conversion                                       49,367              -              -
                                                                           -------        -------        -------
Net cash provided by (used in) financing activities                         84,568        (10,260)       (36,655)
                                                                           -------        -------        -------
Net (decrease) increase in cash and cash equivalents                       (38,313)        20,960         10,749
Cash and cash equivalents at beginning of year                              68,319         47,359         36,610
                                                                           -------        -------        -------
Cash and cash equivalents at end of period                                 $30,006        $68,319        $47,359
                                                                           =======        =======        =======


The accompanying notes are an integral part of the consolidated financial statements

Consolidated Statements of Cash Flows
For the years ended December 31, 1996, 1995 and 1994


                                                                        1996           1995          1994
                                                                        ----           ----          ----
(in thousands)
Non-cash investing and financing activities
  Change in net unrealized gain (loss)
    on securities available-for-sale                                   $1,006           $566         $(881)
  Change in net unrealized loss on securities held-to-maturity           (432)             -             -
  Transfer of loans to foreclosed real estate owned                     3,723          1,849         2,461
  Transfer of loans to held-for-sale                                       87          1,226           179
  Transfer of held-to-maturity securities to available-for-sale             -          9,301             -
  Transfer of available-for-sale securities to held-to-maturity        21,076              -             -
Supplemental disclosures of cash flow information
  Income taxes paid                                                        57            725           128
  Income tax refunds received                                           1,330             88           452

Notes to Consolidated Financial Statements


1.   Significant Accounting Policies:
     Business

Mechanics Savings Bank provides a full range of banking and financial services to individual and small-to-medium sized businesses located primarily in Central Connecticut. The Bank competes with banks, brokerage firms, mortgage bankers and other financial institutions. The Bank also is subject to the regulations of certain state and federal agencies and receives periodic examinations by these authorities.

The Bank completed its subscription and community offerings of common stock on June 25, 1996, thereby completing its conversion from a Connecticut-chartered mutual savings bank to a Connecticut-chartered capital stock savings bank (the "Conversion"). The Bank sold the maximum number of shares offered in the Conversion, as adjusted, issuing 5.29 million shares for total gross proceeds of $52.90 million. The Bank's tier one leverage capital ratio increased to 10.20% and its total risk-based capital ratio increased to 19.54% as of December 31, 1996.

Basis of Financial Statement Presentation

The preparation of the consolidated financial statements, in accordance with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for possible loan losses and the valuation of foreclosed real estate owned. In connection with the determination of the allowance for possible loan losses and valuation of foreclosed real estate owned, management obtains independent appraisals for significant relationships.

A substantial portion (88%) of the Bank's loans and commitments are collateralized by real estate in Connecticut. In addition, all of the foreclosed real estate owned is located in that same market. Accordingly, a substantial portion of the Bank's loan portfolio and foreclosed real estate owned are susceptible to changes in market conditions in Connecticut.

Management believes that the allowance for possible loan losses is adequate and that foreclosed real estate owned is recorded at the lower of cost or estimated fair value. While management uses available information to recognize losses on loans and foreclosed real estate owned, future additions to the allowance for possible loan losses or write-downs on foreclosed real estate owned may be necessary based on changes in economic conditions, particularly in Connecticut. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for possible loan losses and the valuation of foreclosed real estate owned. Such agencies may require the Bank to recognize additions to the allowance for possible loan losses or additional write-downs on foreclosed real estate owned based on their judgments of information available to them at the time of their examination.

Principles of Consolidation

The consolidated financial statements include the accounts of Mechanics Savings Bank (the Bank), and its wholly-owned subsidiaries, MECH Corporation, MECH TWO Corporation, MECH THREE Corporation, Eighty Pearl Street Corp., Alliance Realty and Mechanics Investment Services, Inc. Mechanics Investment Services, Inc. was formed during 1996 to enable the Bank to serve its customers with a wholly-owned fully disclosed broker/dealer. Intercompany accounts and transactions have been eliminated in consolidation.

Investments

The Bank accounts for its securities in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Securities that the Bank has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. Securities that may be sold as part of the Bank's asset/liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at fair market value. Unrealized gains and losses on such securities are reported as a separate component of stockholders' equity, net of taxes. From time to time, the Bank may classify a security as a trading security when the intent is to sell the security in the near future to generate profits or if a pool of loans is securitized into a mortgage-backed security and the Bank's intent is not to hold the security to maturity. Unrealized gains and losses on such securities are reported in earnings. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

Loans

Loans are generally recorded at the contractual amounts owed by borrowers, less unearned discounts, deferred origination fees and costs, the undisbursed portion of any loans in process, and the allowance for possible loan losses. Fixed rate one- to four-family residential real estate loans that were originated with the intent to sell in the secondary mortgage market or those loans which have been identified as assets which may be sold prior to maturity or for which there is not a positive intent to hold to maturity, based on foreseeable conditions, are classified as held-for-sale and carried at the lower of cost or market value.

Allowance for Possible Loan Losses

The Bank adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"), and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" ("SFAS 118"), effective January 1, 1995. Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the loan's historical effective interest rate, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Smaller balance homogeneous loans, considered to be all home equity and consumer loans, are excluded from the Bank's individual impairment measurement assessment, as loans within this scope are collectively evaluated for impairment. Such loans are collectively evaluated for impairment using historical charge-off data, industry data and other trend analysis.

Factors which affect management's judgment in determining when a loan is impaired include the length of the loan's current delinquency and the historical number of times delinquent, the nature of the customer's industry focus, the customer's financial stability as documented by its financial records, and historical financial facts and estimates observed as part of the Bank's relationship with the customer. However, another factor which may affect management's judgment in determining impairment is a continuing insignificant delay or shortfall in the amount of payments by the customer. Management considers an insignificant delay in payment to be a delay of thirty days or less, and considers an insignificant shortfall in payment amount of less than 10% of the required payment amount. However, an insignificant delay or shortfall in the amount of payment is not an event that, when considered in isolation, would automatically cause a loan to be considered impaired.

A loan continues to be classified as impaired until it is brought fully current and the collection of scheduled interest and principal is considered probable. Management reviews all loans classified as loss, doubtful, substandard and special mention to determine impairment. Other risk categories used to identify impaired loans include non-accrual loans and chronically delinquent loans. Loans restructured prior to the Bank's adoption of SFAS 114 are not evaluated for impairment, as allowed by that Statement.

The adoption of SFAS 114 and SFAS 118 resulted in no additional provision for possible loan losses. Accordingly, there was no impact on the Bank's financial condition or results of operations.

The adequacy of the allowance for possible loan losses is periodically evaluated by the Bank in order to maintain the allowance at a level that is sufficient to absorb probable credit losses. Management's evaluation of the adequacy of the allowance is based on a review of the Bank's historical loss experience, known and inherent risks in the loan portfolio, including adverse circumstances that may affect the ability of the borrower to repay interest and/or principal, the estimated value of collateral, and an analysis of the levels and trends of delinquencies, charge-offs, and the risk ratings of the various loan categories. Such factors as the level and trend of interest rates and the condition of the national and local economies are also considered.

The allowance for possible loan losses is established through charges to earnings in the form of a provision for possible loan losses. Increases and decreases in the required allowance, based on management's periodic evaluation of various risk factors and due to changes in the measurement of impaired loans, are included in the provision for possible loan losses.

When a loan or portion of a loan, including impaired loans, is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Income Recognition on Accruing, Impaired and Non-accrual Loans

Interest on loans is credited to income as earned based on outstanding principal balances. Nonrefundable loan origination fees and certain direct loan origination costs are deferred and the net amounts are amortized over the contractual life of the related loans using the level-yield method. Loans, including impaired loans, are generally classified as non-accrual if they are past due as to maturity or payment of principal or interest for a period of 90 days or more, unless such loans are well-collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful, the loan is classified as non-accrual and is considered impaired. Loans that are current or past due less than 90 days may also be classified as non-accrual and impaired if repayment in full of principal and/or interest is in doubt. Management generally considers non-accrual and impaired loans to be one and the same. Loans which are determined to be impaired but which are not yet past due greater than 90 days, are placed on non-accrual at management's discretion.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) have been brought current, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower in accordance with the contractual terms of interest and principal payment.

While a loan is classified as non-accrual and impaired and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding. When the recorded loan balance is expected to be collected, interest income may be recognized on a cash basis. In the case where a non-accrual or an impaired loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Cash interest receipts in excess of that amount are recorded as recoveries to the allowance for possible loan losses until prior charge-offs have been fully recovered.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation, computed by the straight-line method over the estimated useful lives of the assets. Accumulated depreciation is reduced upon the sale of Bank premises and equipment and any resulting gain or loss is recorded as income or expense.

Effective January 1, 1996, the Bank implemented Statement of Financial Accounting Standards No.121, "Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 establishes accounting standards for the impairment of long-lived assets and certain identifiable intangibles to be held and used by an entity or disposed of. The implementation of the statement did not have any impact on the Bank's financial condition or results of operations.

Foreclosed Real Estate Owned

Foreclosed real estate owned consists principally of properties acquired through mortgage loan foreclosure proceedings and properties acquired through a joint venture. These properties are recorded at the lower of the carrying value of the related loans, including costs of foreclosure, or the estimated fair value of the real estate acquired.

Loan Sales

From time to time, the Bank sells residential mortgage loans in the secondary market and retains the servicing rights. The Bank implemented Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights" ("SFAS 122") effective January 1, 1996. Therefore, the Bank recognizes an asset for rights to service mortgage loans for others, however those servicing rights are acquired. The Bank also assesses its capitalized mortgage servicing rights for impairment based on the fair value of those servicing rights. The implementation of this new statement did not have a material effect on the Bank's financial condition or results of operations.

Income Taxes

The Bank and its subsidiaries file consolidated federal and state income tax returns. In accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), the Bank uses the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Bank provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

Earnings Per Share
Earnings (loss) per share is computed based upon the weighted average number of shares of common stock and common stock equivalents (if dilutive) outstanding during the periods presented. Common stock equivalents consist of stock options granted upon the completion of the Conversion on June 25, 1996. For earnings
(loss) per share purposes, the common stock and common stock equivalents have been assumed to be outstanding for all periods presented.

The option exercise price will be equal to the higher of the initial public offering price of $10.00 or the fair market value of the stock on the date of the first annual meeting of stockholders scheduled for April 23, 1997. For the year ending December 31, 1996, the option exercise price used in the earnings per share calculation was the closing price of $15.75 on December 31, 1996. For the years ending December 1995 and 1994, the option exercise price used was equal to the initial public offering price of $10.00.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123 encourages, but does not require, the Bank to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value accounting rules. That Statement also allows the Bank to account for stock-based compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), under which no compensation expense is recognized in certain circumstances. However, SFAS 123 requires the Bank to disclose pro forma net income and earnings per share using the fair value based method. SFAS 123 was required for years beginning after December 15, 1995. The Bank did not adopt the expense recognition provisions of SFAS 123 but rather elected to follow APB 25 upon the implementation of stock-based compensation programs.

Since the grant price of the options issued will not be determined until the scheduled April 23, 1997 stockholders' meeting, the Bank cannot determine the fair value estimate of these shares and the subsequent pro forma effect on net income. Therefore, the earnings per share for the year ended December 31, 1996 under SFAS 123 is the same as that disclosed in the consolidated financial statements.

Cash Equivalents
Cash equivalents include non-interest bearing amounts due from banks, short-term investments with original maturities of 90 days or less and certificates of deposit with original maturities of 90 days or less.

Reclassifications
Certain amounts in the 1995 and 1994 financial statements have been reclassified to conform with the current year's presentation. These reclassifications had no effect on earnings in 1995 or 1994. Dollars are presented in thousands, except for per share data, in the following footnotes.

2.       Restrictions on Cash and Due from Banks:
The Bank is required to maintain reserves against its respective transaction accounts and non-personal time deposits. At December 31, 1996, the Bank was required to have cash and liquid assets of approximately $5,934 to meet these requirements.

3.       Short-Term Investments:
Short-term investments consisted of:


                                                     December 31,
                                                     -------- --
                                             1996                     1995
                                             ----                     ----
     Federal funds sold                      $465                   $39,100
                                             ====                   =======

4.       Investment Securities:
The amortized cost amounts and market values of investment securities as of December 31, 1996 were as follows:

                                                                               Available-For-Sale
                                                                               ------------------
                                                                               Gross            Gross            Estimated
                                                             Amortized         Unrealized       Unrealized       Market
                                                             Cost              Gains            Losses           Value
                                                             ----              -----            ------           -----
United States Government
     obligations (due in one year or less)                $  11,495         $       9             $  -         $  11,504
United States Government
     obligations (due after one year through five years)      2,985                 -                2             2,983
Debt securities issued by foreign
     governments (due after one year through five years)        350                 -                -               350
Mortgage-backed securities (due after one year
     through five years)                                     18,402                37               48            18,391
Mortgage-backed securities (due after five years
     through ten years)                                      22,936               191                -            23,127
Mortgage-backed securities (due after ten years)             89,778               904                4            90,678
Marketable equity securities                                      3                12                -                15
Mutual funds                                                    329                 -               21               308
                                                           --------            ------              ---          --------
                                                           $146,278            $1,153              $75          $147,356
                                                           ========            ======              ===          ========


                                                                                Held-to-Maturity
                                                                                ----------------
                                                                                Gross            Gross          Estimated
                                                              Amortized         Unrealized       Unrealized     Market
                                                              Cost              Gains            Losses         Value
                                                              ----              -----            ------         -----
United States Government
     obligations (due after one year through five years)    $ 5,820              $ 30              $ -           $ 5,850
Mortgage-backed securities (due after ten years)             37,398               555               22            37,931
                                                            -------              ----              ---           -------
                                                            $43,218              $585              $22           $43,781
                                                            =======              ====              ===           =======

The amortized cost amounts and market values of investment securities as of December 31, 1995 were as follows:


                                                                       Available-For-Sale
                                                                       ------------------
                                                                           Gross            Gross           Estimated
                                                         Amortized         Unrealized       Unrealized      Market
                                                         Cost              Gains            Losses          Value
                                                         ----              -----            ------          -----
United States Government
     obligations (due after one year through           $ 4,471              $ 44              $ -           $ 4,515
     five years)
Corporate debt securities (due in one year or              501                 -                1               500
     less)
Corporate debt securities (due after one year
     through five years)                                 1,993                 -               23             1,970
Debt securities issued by foreign governments
     (due after one year through five years)               250                 -                -               250
Debt securities issued by foreign governments
     (due after five years through ten years)              100                 -                -               100
Mortgage-backed securities (due after ten years)        26,956                23                -            26,979
Marketable equity securities                               371                61                3               429
Mutual funds                                               311                 3               31               283
                                                       -------              ----              ---           -------
                                                       $34,953              $131              $58           $35,026
                                                       =======              ====              ===           =======

During 1995, the Bank sold $7,396 of investment securities from the held-to-maturity portfolio and recognized a gain on the sale of $125 during June 1995. This transaction, while not material to the Bank's financial condition or results of operations in 1995, was outside the guidelines prescribed by SFAS
115. As such, the Bank was required to reclassify its remaining $9,301 of held-to-maturity securities as available-for-sale and was required to classify all investment purchases subsequent to June 30, 1995 as either available-for-sale or trading, in accordance with guidelines prescribed by SFAS
115. At June 30, 1996, principally due to the Conversion from a mutual to a capital stock institution which provided both capital and liquidity, the Bank demonstrated the ability and the intent to hold certain securities to maturity and reclassified a portion of its investment portfolio as held-to-maturity. At December 31, 1996, the Bank had no investment securities classified as trading securities.

Expected maturities of certain available-for-sale securities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

There were no derivative instruments (other than collateralized mortgage obligations guaranteed by Federal National Mortgage Association and Federal Home Loan Mortgage Corporation), structured notes, inverse floating rate notes or interest or principal only strips in the Bank's investment securities portfolio at December 31, 1996 or 1995.

Proceeds from sales of mortgage-backed securities classified as available-for-sale in 1996 were $33,819, including gross realized gains of $91 and gross realized losses of $230. During 1995 there were no sales of mortgage-backed securities. There were no other sales of debt securities in 1996 or 1995.

At December 31, 1996, investment securities with a carrying amount of $4,484 were pledged as collateral for Treasury Tax and Loan accounts and public deposits and $32,550 were pledged as collateral for borrowings.

5.       Loans:
The composition of the loan portfolio was as follows:

                                                                       December 31,
                                                                       ------------
                                                              1996                      1995
                                                              ----                      ----
Real estate mortgages:
     One- to four-family                                     $341,372                  $348,783
     Multi-family                                              14,187                    19,803
     Commercial                                                95,923                   111,836
     Construction and land development                          6,173                     4,485
Commercial and industrial                                      26,072                    26,435
Home equity lines of credit                                     2,302                     2,237
Other consumer loans                                           15,818                    15,135
                                                             --------                  --------
     Total loans, gross                                       501,847                   528,714
Deferred loan origination costs, net                              427                       672
Allowance for possible loan losses                             (7,983)                  (11,597)
                                                             --------                  --------
     Total loans, net                                        $494,291                  $517,789
                                                             ========                  ========

Changes in the allowance for possible loan losses were as follows:

                                                               1996                      1995              1994
                                                               ----                      ----              ----
Balance at beginning of year                                  $11,597                    $7,108           $7,324
Provision for possible loan losses                              6,400                    12,850            8,200
Loan charge-offs                                              (10,444)                   (9,105)          (8,864)
Loan recoveries                                                   430                       744              448
                                                              -------                   -------           ------
Balance at end of year                                         $7,983                   $11,597           $7,108
                                                              =======                   =======           ======

The Bank recognizes a loan as being impaired when, based upon current information, the Bank may or may not be able to collect all amounts due according to the contractual terms of the loan.

The following table summarizes the Bank's impaired loans:


                                                              Measured by               Measured by
                                                              the Present Value         the Fair Value
                                                              of Expected               of the
                                                              Cash Flows                Collateral                 Total
At December 31, 1996:
Commercial loans and mortgages                                       $1,111                  $3,313                $4,424
Residential mortgages and other loans measured collectively               -                   3,432                 3,432
                                                                -----------                  ------                ------
     Total impaired loans                                            $1,111                  $6,745                $7,856
                                                                     ======                  ======                ======

At December 31, 1995:
Commercial loans and mortgages                                       $1,270                 $16,841               $18,111
Residential mortgages and other loans measured collectively               -                   2,158                 2,158
                                                                -----------                 -------               -------
     Total impaired loans                                            $1,270                 $18,999               $20,269
                                                                     ======                 =======               =======

Impaired loans with no valuation allowance because the loans' fair value exceeds their carrying value totaled $6,580 at December 31, 1996 and $15,199 at December 31, 1995. Impaired loans with a corresponding valuation allowance totaled $1,276 at December 31, 1996 and $5,070 at December 31, 1995. The valuation allowance allocated to impaired loans was $360 at December 31, 1996 and $662 at December 31, 1995.

The average recorded investment in impaired loans was approximately $11,405 and $17,516 for the years ended December 31, 1996 and 1995, respectively. During 1996, the Bank recognized $8 of interest on impaired loans (during the portion of the year that they were impaired), all of which related to impaired loans for which interest income is recognized on the cash basis. In 1995, the Bank recognized $331 of interest on impaired loans (during the portion of the year that they were impaired), of which $29 related to impaired loans for which interest income was recognized on a cash basis.

As part of the Bank's loan workout efforts, troubled debt restructurings are periodically entered into. These restructurings usually encompass the splitting of the loan note into two or more notes which contain varying interest rate and repayment terms. The Bank had troubled debt restructurings of $4,651, $14,247 and $15,888 at December 31, 1996, 1995 and 1994, respectively. As of December 31, 1996, 80% of loans reported as restructured possess interest rates equal to or greater than the rates in place at the time of restructuring.

The reductions in interest income associated with restructured loans were as follows:


                                                              1996             1995             1994
                                                              ----             ----             ----
Income in accordance with original terms                      $373            $1,085           $1,337
Income recognized                                              370             1,059            1,254
                                                             -----          --------         --------
Reduction in interest income                                $    3          $     26         $     83
                                                            ======          ========         ========

There were no outstanding commitments to lend additional funds to any debtor who is a party to a restructuring as of December 31, 1996.

6.       Non-Performing Assets:
The components of non-performing assets were as follows:


                                                               December 31,
                                                     1996                      1995
                                                     ----                      ----
Non-accrual loans                                   $7,856                   $16,355
Accruing loans past due 90 days or more                  -                         -
     Total non-performing loans                      7,856                    16,355
Foreclosed real estate owned                           679                     5,393
                                                    ------                   -------
     Total non-performing assets                    $8,535                   $21,748
                                                    ======                   =======

Non-accrual loans are defined as loans past due ninety days or more, loans which management believes will not be repaid in full, and loans which are ninety days or more past contractual maturity.

The Bank completed its previously announced Accelerated Asset Disposition Plan ("ADP") on July 17, 1996 disposing of $18.13 million in problem assets. As part of the ADP, the Bank added $3.60 million in additional loan loss provisions and had additional write-downs of $2.65 million on foreclosed real estate owned during the second quarter.

The reductions in interest income associated with non-accrual loans were as follows:

                                                              Years ended December 31,
                                                     1996                       1995                 1994
                                                     ----                       ----                 ----
Income in accordance with original terms              $517                    $1,229                 $930
Income recognized                                        8                         -                    -
                                                      ----                    ------                 ----
Reduction in interest income                          $509                    $1,229                 $930
                                                      ====                    ======                 ====

The components of foreclosed real estate owned expenses (including subsidiaries holding foreclosed properties) were as follows:

                                                                          Years ended December 31,
                                                          1996                     1995                      1994
                                                          ----                     ----                      ----
Expenses of holding and operating
     foreclosed real estate owned                         $600                    $1,167                      $458
Net losses on sale of foreclosed real estate owned          48                       238                       322
Write-downs                                              3,444                     2,023                     4,135
                                                        ------                    ------                    ------
          Total foreclosed real estate owned expense    $4,092                    $3,428                    $4,915
                                                        ======                    ======                    ======

Changes in the foreclosed real estate owned valuation reserve were as follows:


                                                                          Years ended December 31,
                                                           1996                       1995                      1994
                                                           ----                       ----                      ----
Valuation reserve at beginning of year                 $         -                $        -                $        -
Write-downs and net losses on sale                           3,492                     2,261                     4,457
Provision                                                    3,492                     2,261                     4,457
                                                        ----------                ----------                 ---------
Valuation reserve at end of year                        $        -                $        -                 $       -
                                                        ==========                ==========                 =========

7.       Bank Premises and Equipment:
Cost and accumulated depreciation and amortization of the various categories of Bank premises and equipment were as follows:


                                                        December 31, 1996           December 31, 1995
                                                                     Accumulated                    Accumulated
                                                                     Depreciation                   Depreciation
                                                                     and                            and
                                                     Cost            Amortization       Cost        Amortization
                                                     ----            ------------       ----        ------------
Bank premises and land                             $ 1,974              $1,101       $  1,971         $1,017
Leasehold improvements                               5,137               2,629          5,199          2,431
Furniture and equipment                              5,827               3,695          6,963          3,793
                                                   -------              ------        -------         ------
                                                   $12,938              $7,425        $14,133         $7,241
                                                   =======              ======        =======         ======

The Bank, through its wholly-owned subsidiary, Eighty Pearl Street Corp. (the "Corporation") has a 50% interest in the Pearl Street Associates Limited Partnership (the "Partnership") which owns the building that houses the Bank's headquarters. The Bank's investment in the Partnership is accounted for under the equity method of accounting.

In 1995, management recognized a $6,697 write-down of its equity interest in the Partnership. This write-down was based upon a determination by the Bank that the impairment of value to the Partnership's assets was other than temporary. This determination was made after a financial review of the discounted cash flow projections from the headquarters building, which in turn was based on certain assumptions regarding future occupancy levels, inflation, capital improvements, tenant buildout, lease rollover rates and building operating costs.

8.       Deposits:

                                                                December 31,
                                                     1996                       1995
                                                     ----                       ----
Savings:
     Regular                                        $115,208                  $120,664
     Other                                               141                       132
Certificates of deposit                              374,738                   324,905

Money Market:
     Checking                                         37,312                    39,720
     Passbook                                         59,511                    70,690
                                                    --------                  --------
          Total savings and time deposits            586,910                   556,111
Demand deposits                                       68,133                    64,691
                                                    --------                  --------
                                                    $655,043                  $620,802
                                                    ========                  ========

The Bank paid interest on deposits, escrow accounts and advances from the Federal Home Loan Bank of Boston of $23,525, $21,986 and $18,417 for the years ended December 31, 1996, 1995 and 1994, respectively.

9.       Borrowings:
A description of the advances from the Federal Home Loan Bank of Boston and the repayment schedule were as follows:


                  Maturity Date             Interest Rate              December 31, 1996         December 31, 1995
                  -------------             -------------              -----------------         -----------------
                  October 6, 1997           4.72%                      $11,000                   $11,000

During March 1995, the Bank prepaid advances of $3,908 and $6,092, both of which were to mature on September 29, 1997. The Bank incurred prepayment penalties of $10 and $32, respectively, on the two advances.

The Bank has access to a pre-approved line of credit up to approximately $14,000 and the capacity to borrow up to 30% of the Bank's total assets. In accordance with an agreement with the Federal Home Loan Bank of Boston the Bank is required to maintain qualified collateral, as defined in the FHLB Statement of Credit Policy, free and clear of liens, pledges and encumbrances as collateral for the advances.

In addition, the Employee Stock Ownership Plan ("ESOP") borrowed $1,200 to purchase shares of the Bank's stock for the ESOP in conjunction with the Conversion. At December 31, 1996, this borrowing had an outstanding balance of $960. The loan's final principal payment is due on December 31, 2000. The loan carries an interest rate equal to the prime rate. The Bank has fully guaranteed this borrowing.

10.      Investment Brokerage Services:
The Bank offers investment brokerage services by selling investment products to customers through its branch network and the services of a broker/dealer, U.S. Clearing Corporation. The program, which began in 1986, has evolved from its original emphasis on transactional business to its current focus on relationship business including asset allocation accounts with wrap fees. In 1996, the Bank hired additional staff and formed a subsidiary, Mechanics Investment Services, Inc. with the intent of becoming its own broker/dealer in 1997. The Bank employs stockbrokers and support staff serving all of its branches. The stockbrokers' objective is to provide investment advice based on a customer's individual financial needs. The Bank earns its commissions by selling bonds, mutual funds and stocks to its customers. Commissions, salaries and benefits expense related to this service provided by the Bank approximated $1,113, $907 and $1,182 in 1996, 1995 and 1994, respectively.

11.      Employee Benefits:
On November 1, 1990, the Bank instituted a defined contribution pension plan including all employees who have completed one year of service, have attained age 21, and have worked a minimum of 1,000 hours during the plan year. The Bank makes annual contributions based on a percentage of the total payroll for eligible employees. Pension expense related to the plan for the years ended December 31, 1996, 1995 and 1994 was $110, $396, and $350, respectively.

Effective January 1, 1987, the Bank adopted the Mechanics Savings Bank 401(k) Plan. The Bank is also the trustee for the 401(k) Plan. Employees of the Bank who have attained age 21, completed one year of service and worked a minimum of 1,000 hours during the plan year are eligible for the 401(k) Plan. Each employee who elects to participate in the 401(k) Plan authorizes a payroll deduction of an amount not less than 2% or greater than 15%, in increments of 1% of compensation (as defined), for contribution to his or her account in the 401(k) Plan. The employer's matching contribution of each participant's contribution up to 5% of the participant's compensation was -0-% in 1996, 25% in 1995 and -0-% in 1994.

The Bank's contribution to the 401(k) Plan was $-0-, $58 and $-0- for the years ended December 31, 1996, 1995 and 1994, respectively. As directed by each individual participant, the 401(k) Plan's investments are in a certificate of deposit held at the Bank, Mechanics Savings Bank common stock and several mutual funds. These investments were valued at $6,126 and $4,754 at December 31, 1996 and 1995, respectively.

As part of the Conversion from a mutual to a capital stock savings bank, the Board of Directors adopted a leveraged ESOP. The ESOP purchased 120,000 shares of stock issued as part of the Conversion. The ESOP is subject to the eligibility, funding, participation, fiduciary, reporting and disclosure requirements of ERISA. Under existing circumstances all Bank employees are eligible to participate in the ESOP once they have attained age 21 and completed one year of service (which requires employment for 1,000 or more hours in a period of twelve consecutive months, including pre-Conversion service). The stock will be allocated to the accounts of the Bank's employees participating in the ESOP over five years. At December 31, 1996, 24,000 shares were allocated to employees in connection with the ESOP. The Bank recognized an expense of $337 relating to the ESOP, which was calculated based on the average closing stock price for the year ended December 31, 1996.

During 1996, the Board of Directors of the Bank adopted the 1996 Officer Stock Option Plan (the "Officer Option Plan") and a separate 1996 Director Stock Option Plan (the "Director Option Plan") which is similar in many respects to the Officer Option Plan. Both plans are subject to the approval of the stockholders of the Bank at the first annual meeting of stockholders which is scheduled for April 23, 1997, and therefore no options were outstanding and no options may be exercised prior to approval of the option plans by the stockholders.

Because the Director Option Plan contains many of the same provisions as the Officer Option Plan, the following description of the Officer Option Plan is applicable to the Director Option Plan, except as otherwise indicated.

The number of shares of authorized but unissued Stock to be reserved under the Officer Option Plan and the Director Option Plan is 423,200 and 105,800 respectively. The option exercise price will not be less than the greater of par value or the "fair market value" of the Bank's Stock (as defined) on the date of grant. The maximum option term will be 10 years from the date of grant. However, upon the occurrence of various changes in capitalization, including a change in control of the Bank, and unless otherwise provided for in such transaction, all options outstanding shall fully vest.

Effective June 25, 1996, options to purchase 205,000 shares were granted to certain officers and options to purchase 60,000 were granted to directors, subject to the approval by the stockholders at the first annual meeting of stockholders scheduled to be held on April 23, 1997. The options are exercisable over a ten year period, and vest equally over five years. The exercise price for this initial grant of options will be the greater of the market price of the Bank's stock at the first stockholders' meeting or the initial price at which the stock was sold in the Conversion ($10.00 per share).

12.      Leases:

Rental expense for operating leases amounted to $1,673, $1,647 and $1,662 in 1996, 1995 and 1994, respectively. Future minimum lease payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1996:


1997                 $1,644
1998                  1,397
1999                    395
2000                    406
2001                    370
Thereafter              712
                   --------
                     $4,924
                   ========

Renewal options are available for periods ranging from one to twenty years.

13.      Income Taxes:

The components of income tax expense (benefit) for the years ended December 31, 1996, 1995 and 1994 were as follows:


                                    1996             1995              1994
                                    ----             ----              ----
Current:
     Federal                       $(316)           $    -          $   236
     State                            50                40               40
                                   ------           ------          -------
     Total current                  (266)               40              276
                                   ------           ------          -------

Deferred:
     Federal                           -                 -                -
     State                             -                 -                -
     Valuation allowance               -             1,500           (1,500)
                                   -----            ------          --------
     Total deferred                    -             1,500           (1,500)
                                   -----            ------          --------
                                   $(266)           $1,540          $(1,224)
                                   ======           ======          ========

The income tax provision for 1996 includes a federal tax refund of $316. The Bank recorded an income tax provision of $1,540 in 1995. This provision represents a $40 minimum state tax provision and an additional $1,500 deferred tax asset valuation allowance to fully reserve against the Bank's total net deferred tax assets of $10,154 at December 31, 1995. This additional valuation allowance was necessary because the then-current operating and asset quality trends made it more likely than not, as of December 31, 1995 that the total net deferred tax asset would not be realized. This action reversed 1994's tax benefit of the same amount. At December 31, 1994, the Bank recognized $1,500 of net deferred tax assets because management believed that, based upon evidence available at that time, realization of such amount in the future was more likely than not. The following is a reconciliation of the expected federal income tax expense (benefit) to the actual income tax expense (benefit) for the years ended December 31:

                                                              1996             1995             1994
                                                              ----             ----             ----
Income tax expense (benefit) at statutory rate of 34%        $ 298           $(4,855)         $    959
Increase (decrease) resulting from:
     Connecticut corporation tax, net of federal tax benefit    33                40               26
      Dividends received deduction                              (4)              (20)             (65)
     Change in deferred tax valuation allowance               (492)            4,855             (651)
     Valuation allowance against prior year
          deferred tax assets                                    -             1,500           (1,500)
     Other items, net                                         (101)               20                7
                                                             ------          -------          --------
Income tax expense (benefit)                                 $(266)          $ 1,540          $(1,224)
                                                             ======          =======          ========

The significant components of the Bank's net deferred tax assets (tax effected) at December 31, 1996 and 1995 were as follows:


                                                     1996                               1995
                                                     ----                               ----
                                            Federal           State             Federal          State
                                            -------           -----             -------          -----
Deferred tax assets:
     Allowance for possible loan losses      $2,714              $838           $3,943            $1,247
     Net operating loss carryforwards         5,158             1,502            3,452             1,172
     Alternative minimum tax credits            570                 -              553                 -
     Deferred compensation                      129                40              125                40
     Charitable contributions                   123                38               94                30
     Investments in real estate                 143                44            1,223               387
     Securities mark to market                  340               105               25                 8
     Accrued and other items                    157                49                -                 -
                                             ------            ------           ------            ------
          Total deferred tax assets           9,334             2,616            9,415             2,884
                                             ------            ------           ------            ------

Deferred tax liabilities:
     State taxes                                768                 -              863                 -
     Depreciation                               345               106              238                75
     Bad debt recapture                         532               164              633               200
     Deferred mortgage fees                     147                45                -                 -
     Other                                      138                43              102                34
                                             ------            ------           ------            ------
          Total deferred tax liabilities      1,930               358            1,836               309
                                             ------            ------           ------            ------

Net deferred tax assets before valuation
     allowance                                7,404             2,258            7,579             2,575
Valuation allowance                           7,404             2,258            7,579             2,575
                                             ------            ------           ------            ------
          Net deferred tax assets            $    -            $    -           $    -            $    -
                                             ======            ======           ======            ======

At December 31, 1996 and 1995, the Bank had fully reserved net deferred tax assets of $9,662 and $10,154, respectively. Management concluded a 100% valuation against the net deferred tax asset was deemed necessary, as the recency of operating losses, caused primarily by credit costs, more than offset the impact of improved earnings and lower non-performing assets in the last six months of 1996. The Bank reviews the net deferred tax asset and its valuation allowance on a quarterly basis.

Pursuant to the Small Business Job Protection Act of 1996, the Bank is required to change its method of accounting with respect to its tax bad debt reserves. The change results in taxable income of approximately $1,880 which will be recognized evenly over a six-year period. A deferred tax liability has been established for this accounting method change.

The Bank has not provided deferred taxes for the tax reserve for bad debts of approximately $9,050 that arose in tax years beginning before 1988 because it expected that the requirements of Section 593, as amended by the Small Business Protection Act of 1996, will be met in the foreseeable future.

The Bank has federal and state net operating loss carryforwards for tax return purposes as follows:


                           Year             Year of                             Year             Year of
         Federal           Generated        Expiration               State      Generated        Expiration
         -------           ---------        ----------               -----      ---------        ----------
          $  1,083              1990             2005             $     639         1992            1997
             3,456              1991             2006                 4,413         1993            1998
               323              1992             2007                 1,337         1995            2000
             4,034              1993             2008                 5,810         1996            2001
                                                                    -------
             1,000              1995             2010               $12,199
                                                                    =======
             5,274              1996             2011
           -------
           $15,170
           =======

The Bank also has available alternative minimum tax loss carryforwards of $8,391. In the event of an ownership change, as defined by the Internal Revenue Code, the Bank's ability to utilize its net operating losses may be limited.

14.      Commitments and Contingencies:
The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These instruments expose the Bank to credit risk in excess of the amount recognized in the statement of condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Total credit exposure related to these items is summarized below:

                                                                           Contract Amount
                                                              1996                               1995
                                                              ----                               ----
Loan commitments:
     Mortgage and equity loan commitments                     $17,586                            $ 2,486
     Unadvanced portion of construction loans                     546                              1,428
Unadvanced portion of:
     Commercial lines of credit                                15,508                             17,595
     Home equity lines of credit                                2,196                                974
     Overdraft protection                                         326                                350
Standby letters of credit                                         665                              1,117
                                                              -------                            -------
                                                              $36,827                            $23,950
                                                              =======                            =======

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held is primarily residential property. Interest rates on home equity lines of credit are variable for a term of 10 years. All other commitments are a combination of fixed and variable rates with maturities of one year or more.

Commitments to sell to investors are contracts for delayed delivery of first mortgage loans in which the Bank agrees to make delivery at a specified future date at a specified price or yield. The Bank controls the risk of nonperformance of investors by periodically monitoring the investors' financial condition. The Bank controls the interest rate risk of commitments to extend credit to mortgagors by receiving purchase commitments at yields which fluctuate with interest rates. As of December 31, 1996 and 1995, the Bank had -$0- and $288 in commitments to sell to investors, respectively.

The Bank and its subsidiaries are defendants in proceedings arising out of, and incidental to, activities conducted in the normal course of business. In the opinion of management, resolution of these matters will not have a material effect on the Bank's financial condition or results of operations.

15.      Recent Accounting Pronouncements:

In June 1996, the FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Bank will be required to adopt SFAS 125 for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, on a prospective basis. The adoption of this standard is not expected to have a material impact on the Bank's financial condition or its results of operations.

16.  Regulatory Matters:

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional and discretionary actions by the regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). As of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject.

At December 31, 1996, the Bank was classified, as of its most recent notification, as "adequately capitalized". Although the Bank's capital ratios are substantial enough to qualify as "well capitalized", the FDIC, through prompt corrective action provisions, has the ability to reduce a bank's capital category by one level. Management believes that as credit quality continues to improve, the Bank will become classified as "well capitalized". At December 31, 1995, the Bank was classified as "under capitalized".

The Bank's capital position is outlined below:



                                       Actual                              For Capital Adequacy Purposes
                                 Amount       Ratio                 Amount                               Ratio
As of December 31, 1996:
   Tier one leverage             $74,509      10.20%   greater than or equal to $29,228     greater than or equal to 4.00%
   Tier one risk-based           $74,509      18.28%   greater than or equal to $16,306     greater than or equal to 4.00%
   Total risk-based              $79,640      19.54%   greater than or equal to $32,613     greater than or equal to 8.00%

As of December 31, 1995:
   Tier one leverage             $23,673       3.57%   greater than or equal to $23,180     greater than or equal to 3.50%
   Tier one risk-based           $23,673       5.65%   greater than or equal to $16,762     greater than or equal to 4.00%
   Total risk-based              $28,911       6.90%   greater than or equal to $27,237     greater than or equal to 6.50%


                                                       To Be Well Capitalized
                                                       Under Prompt Corrective
                                                       Action Provisions
                                               Amount                                 Ratio
As of December 31, 1996:
   Tier one leverage              greater than or equal to $36,535        greater than or equal to 5.00%
   Tier one risk-based            greater than or equal to $20,383        greater than or equal to 5.00%
   Total risk-based               greater than or equal to $40,766       greater than or equal to 10.00%

As of December 31, 1995:
   Tier one leverage                                           n/a                                 n/a
   Tier one risk-based                                         n/a                                 n/a
   Total risk-based                                            n/a                                 n/a

On a regular basis, the Bank is examined by both the Connecticut State Banking Department and the FDIC. In order to address concerns arising out of an examination conducted by the FDIC as of August 30, 1993, the Bank entered into a Cease and Desist Order (the "Order") issued by the FDIC. The Order was issued on February 22, 1994 pursuant to a Stipulation with the Bank in which the Connecticut State Banking Department concurred.

Under the Order, the Bank's Board of Directors agreed to take certain actions and achieve certain goals including, among others, capital ratios, retention of qualified management, increase the allowance for possible loan losses, develop written plans in a number of areas and revise its loan policy and maintain capital at certain defined levels.

On December 27, 1996, the FDIC removed the Order and the Bank is currently operating under a Memorandum of Understanding ("MOU"). Under this agreement, the Bank has agreed to update its strategic plan and improve reporting systems relative to interest rate risk and problem asset identification. The Bank has completed these requirements. The MOU does not contain minimum capital requirements other than those specified by FDIC regulation.

FDICIA was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992. In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting and operations.

On June 25, 1996, the Bank converted from mutual to stock ownership. At the time of the Conversion, the Bank established a liquidation account in an amount equal to the Bank's capital accounts at May 31, 1996 ($25,476). The liquidation account is being maintained for the benefit of those deposit account holders who qualified as eligible account holders at the time of the Conversion and who have continued to maintain their eligible deposit accounts with the Bank following the Conversion. The liquidation account, which totaled $22,900 at December 31, 1996 is reduced annually by an amount proportionate to the decrease in eligible deposit accounts. In the event of the complete liquidation of the Bank, each eligible deposit account holder will be entitled to receive their proportionate interest in the liquidation account, after the payment of all creditor's claims, but before any distributions on the Bank's common stock.

Connecticut banking laws limit the amount of annual dividends that the Bank may pay to an amount which approximates the Bank's net income for the then current year, plus the Bank's net income for the prior two years. The Bank is also prohibited from paying a cash dividend or repurchasing any of its common stock if the effect thereof would reduce its capital accounts below minimum regulatory requirements or below the amount required to be maintained in the liquidation account.

17.  Disclosures About Fair Value of Financial Instruments:

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments"("SFAS 107"), requires that the Bank disclose the estimated fair values for certain of its financial instruments. Financial instruments include items such as loans, deposits, securities, Federal Home Loan Bank advances and other items as defined in SFAS 107.

Fair value estimates are intended to represent estimates of the amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in a forced liquidation. However, in many instances current exchange prices are not available for certain of the Bank's financial instruments. Accordingly, the Bank uses other valuation techniques to estimate the fair values of its financial instruments such as discounted cash flow methodologies and other methods allowable under SFAS 107.

Fair value estimates are subjective in nature and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. In addition, because SFAS 107 allows a wide range of valuation techniques, it may be difficult to compare the Bank's fair value information to independent markets or to other financial institutions' fair value information.

The Bank generally holds its earning assets to maturity and settles its liabilities at maturity. However, fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular instrument. Accordingly, as assumptions change, such as interest rates, fair value estimates change and these amounts could not necessarily be realized in an immediate sale. In addition, differences between carrying values under historical cost accounting and fair value estimates can be significant and, in particular, such differences arise in the loan portfolio, where the net carrying value represents management's estimate of ultimate recoverable amounts versus fair value estimates that represent a theoretical exchange value based on current market conditions.

SFAS 107 does not require disclosures about fair value information for items that do not meet the definition of a financial instrument or certain other financial instruments specifically excluded from its requirements. These items include core deposit intangibles and other customer relationships, premises and equipment, leases, income taxes, foreclosed properties, investments accounted for under the equity method of accounting and capital accounts. Furthermore, SFAS 107 does not attempt to value future income or business. These items are material and, accordingly, the fair value information presented does not purport to represent, nor should it be construed to represent the underlying "market" or franchise value of the Bank.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash and Due from Banks, Accrued Interest Receivable, Short-Term Investments and Federal Home Loan Bank Stock These items are generally short-term in nature and, accordingly, the carrying amounts are reasonable approximations of their fair values.

Available-For-Sale Securities

Available-for-sale securities are carried at market value. Such values are generally based on quoted market prices.

Held-To-Maturity Securities

Fair values for held-to-maturity securities are based upon quoted market prices. For items in which no quoted market price exists, the carrying amount is a reasonable estimate of fair value.

Loans

For commercial loans whose interest rates adjust at time intervals greater than one year or are fixed, fair value is estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. For commercial loans whose interest rates adjust at time intervals of less than one year, the carrying amounts are a reasonable estimate of fair value.

For residential real estate mortgages and loans held-for-sale, the fair values are based upon quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

For unearned points, the carrying amounts are a reasonable estimate of fair value. For installment loans, fair value is estimated by discounting the expected future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities.

For non-accrual loans which are not collateral dependent, fair value is estimated by discounting the expected future cash flows using the interest rate at the time the loan went into non-accrual status. For non-accrual loans which are collateral dependent, the fair value of the collateral is obtained from independent appraisals.

Deposits

The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand on the balance sheet date. The fair value of fixed-maturity certificates of deposit and individual retirement accounts is estimated by discounting the expected future cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Borrowings

The fair value of these advances is estimated by discounting the expected future cash flows using the rates currently offered for advances with similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties or on the estimated cost to terminate them or to otherwise settle with the counterparties.

The estimated fair values of the Bank's financial instruments at December 31, were as follows:

                                                            1996                                      1995
                                                            ----                                      ----
                                           Carrying                  Estimated         Carrying                 Estimated
                                            Amount                   Fair Value         Amount                  Fair Value
                                            ------                   ----------         ------                  ----------
Financial Assets
   Cash and due from banks                 $ 29,541                   $ 29,541         $ 29,219                  $ 29,219
   Short-term investments                       465                        465           39,100                    39,100
   Available-for-sale securities            147,356                    147,356           35,026                    35,026
   Held-to-maturity securities               43,218                     43,781                -                         -
   Federal Home Loan Bank stock               4,289                      4,289            4,289                     4,289
   Loans, net                               494,291                    501,040          517,789                   519,000
   Loans held-for-sale                           87                         87            1,126                     1,126
   Accrued interest receivable                4,468                      4,468            3,464                     3,464

Financial Liabilities
   Deposits                                  655,043                    642,800          620,802                   609,000
   Borrowings                                 11,960                     11,476           11,000                    10,900
   Accrued interest payable                       92                         92               90                        90

Other Unrecognized Financial Instruments
   Commitments to extend credit and
     standby letters of credit                     -                       (175)               -                       (25)

18.  Selected Quarterly Consolidated Financial Information (unaudited):

The following table presents quarterly financial information of the Bank for 1996 and 1995.

                                         Fourth    Third     Second    First     Fourth    Third     Second    First
                                         Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter   Quarter
                                         1996      1996      1996      1996      1995      1995      1995      1995
                                         ----      ----      ----      ----      ----      ----      ----      ----
Interest and dividend income            $13,158   $12,557   $12,036   $11,826   $11,885   $11,781   $12,009   $11,865
Interest expense                          6,081     5,779     5,845     5,821     5,771     5,660     5,493     5,018
                                        -------   -------   -------   -------   -------   -------   -------   -------
Net interest income                       7,077     6,778     6,191     6,005     6,114     6,121     6,516     6,847
Provision for possible loan losses          645       655     4,925       175     6,650     4,100     1,150       950
                                        -------   -------   -------   -------   -------   -------   -------   -------
Net interest income after provision
  for possible loan losses                6,432     6,123     1,266     5,830      (536)    2,021     5,366     5,897
Other income                              1,344     1,358     1,122     1,492     1,417     1,406     1,851     1,234
Write-down of investment in
  Real Estate Partnership                     -         -         -         -     6,697         -         -         -
Write-down of real estate
  agency subsidiary                           -         -         -         -       700         -         -         -
Write-downs and net losses on sale
  of foreclosed real estate owned            (3)       95     2,825       575        11     1,350       350       550
Other expenses                            5,211     4,826     5,175     5,387     5,216     5,617     5,473     5,432
                                        -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before income taxes         2,568     2,560    (5,612)    1,360   (11,743)   (3,540)    1,394     1,149
Income tax expense (benefit)               (316)        -         -        50     1,140      (279)      390       289
                                        -------   -------   -------   -------   -------   -------   -------   -------
Net income (loss)                       $ 2,884   $ 2,560   $(5,612)  $ 1,310  $(12,883)  $(3,261)  $ 1,004   $   860
                                        =======   =======   =======   =======  ========   =======   =======   =======

Earnings per share and pro forma
  earnings per share:
     Primary                                 $0.56     $0.50    $(1.09)    $0.25    $(2.49)   $(0.63)    $0.19     $0.17
     Fully diluted                           $0.56     $0.50    $(1.09)    $0.25    $(2.49)   $(0.63)    $0.19     $0.17

Weighted average outstanding
  shares and pro forma weighted
  average outstanding shares:
     Primary                              5,170     5,170     5,170     5,170     5,170     5,170     5,170     5,170
     Fully diluted                        5,170     5,170     5,170     5,170     5,170     5,170     5,170     5,170

To the Board of Directors and Stockholders of Mechanics Savings Bank:

We have audited the accompanying consolidated statements of condition of Mechanics Savings Bank and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mechanics Savings Bank and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in the notes to the consolidated financial statements, in 1995 the Bank adopted the provisions of Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures".



/s/ Coopers & Lybrand LLP
Hartford, Connecticut
January 24, 1997

To our Stockholders:

The accompanying consolidated financial statements of Mechanics Savings Bank and subsidiaries have been prepared by management, which is responsible for the accuracy and reliability of the financial statements and other information in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances and, of necessity, include certain amounts that are based on management's best judgments and estimates.

Management is responsible for maintaining a system of internal control and has established a system of internal accounting control designed to provide reasonable assurance that transactions are recorded properly to permit preparation of financial statements, that transactions are executed in accordance with management's authorizations, and that assets are safeguarded from significant loss or unauthorized use. Management believes that during 1996, the system of internal control was adequate to accomplish these objectives.

The Audit Committee of the Board of Directors, composed of non-management directors, meets periodically with the independent external auditors, the internal auditors and management to discuss auditing, internal accounting control and financial reporting matters and to insure that each is properly discharging its responsibilities. In addition, the Audit Committee annually recommends to the Board of Directors the selection of independent accountants.



/s/ Edgar C. Gerwig             /s/ Thomas M. Wood
Edgar C. Gerwig                 Thomas M. Wood
Chairman, President and         Executive Vice President
Chief Executive Officer         and Treasurer

Directors
---------
David Freeman
Chairman and Chief Executive Officer
Loctite Corporation

Edgar C. Gerwig
Chairman, President and CEO

John J. Meehan
President and Chief Executive Officer
The Hartford Hospital

Kevin A. North
President,
Talcott Corporation

Robert G. Rayve
Chairman, President and CEO
The Spencer Turbine Company

Alfred R. Rogers
President and Chief Executive Officer
Urban League of Greater Hartford

Samuel H. Title
Insurance Broker

John L. Way, 2nd
Manufacturing Consultant

Donald K. Wilson, Jr.
Consultant
American Phoenix Corp. of Connecticut

Barbara Brown Zikmund
President
Hartford Seminary

Officers
--------
Edgar C. Gerwig
Chairman, President and CEO

Thomas M. Wood
Executive Vice President & Treasurer

Richard W. Stout, Jr.
Executive Vice President

Reid W. Fraser
Senior Vice President

Eugene B. Marinelli
Senior Vice President

Mary D. Negro
Senior Vice President

Brian A. Orenstein
Senior Vice President & Controller

Gary J. Roman
Senior Vice President

Lael K. Noel
Corporate Secretary

Vice Presidents
---------------
Donald L. Clark            Mary-Lynn Kinney          Kathleen P. Sullivan
Gerald M. Delmato          Teresa E. Knox            Padma Vatti
Luis M. Ferreira           Mark A. Kucia             William J. Wallace
Charles R. Glendon         Mary G. Murphy            Gregory A. White
Janice H. Kelley           Judith I. Nokes           N. Robert Young
Marsha L. Keppler          Ralph K. Ovalle           Steven J. Zarrella
                           Stephen T. Richards

Assistant Vice Presidents
-------------------------
Martha R. Beach            David B. Gregoire         Jeffrey O. Plitt
Perry F. DePaolo           Edward J. Hazuka          Frank W. Salamon
Carolyn Lee Forst          Lauren D. Kilpatrick      Diane M. Sementilli
Barbara C. Giggie          Mark P. Labbe             Patricia R. Taylor
Brent B. Gottier           Jeffry K. Pierce          Frank J. Tycz

Assistant Treasurers
--------------------
Mary A. Ames               Harold L. Harper          Sandy T. Pace
Dani S. Ayotte             Peter K. Heger, Jr        Ricardo F. Punzalan
Alan G. Baker              Daniel M. Lacy            Janina Mroz Rocheleau
John W. Baker              Carl A. Lauretti          Susan C. Rusk
Wayne I. Benjamin          Daniel D. Lauretti        Nicholas F. Russillo
J. Richard Bradshaw        William M. Leonard        Anthony G. Russo
Phyllis Buccheri           Maria J. Laureano         Mary M. Shackelford
David C. Donaldson, Jr.    Luis J. Marrero           Scott A. Silvay
Robert J. Halldin          Dennis B. Mulry           Laurie Szepanski